UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number: 001-31994
Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

CONTENTS

3	Corporate Information
5	Chairman’s Statement
6	Chief Executive Officer’s Statement
7	Business Review
10	Management’s Discussion and Analysis of Financial Condition and Results of Operation
30	Directors and Senior Management
36	Report of the Directors
84	Corporate Governance Report
99	Social Responsibilities
102	Report by Management on Internal Control over Financial Reporting
103	Report of Independent Registered Public Accounting Firm
105	Consolidated Balance Sheets
107	Consolidated Statements of Operations
108	Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
109	Consolidated Statements of Cash Flows
111	Notes to the Consolidated Financial Statements
CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
References in this annual report to:
•	“2009 AGM” are to the Company’s Annual General Meeting scheduled to be held on June 23, 2009;
•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;
•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;
•	“EUR” are to Euros;
•	“global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;
•	“HK$” are to Hong Kong dollars;
•	“Jpy” are to Japanese Yen;
•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;
•	“Rmb” are to Renminbi;
•	“SEC” are to the U.S. Securities and Exchange Commission;
•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and
•	“US$” or “USD” are to U.S. dollars.
All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, and 65 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies. “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology” includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation (the “Company”)

Chinese name (for identification purposes only)

Registered office	PO Box 309
Ugland House
George Town, KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered under	Suite 3003
Part XI of the Companies Ordinance	30th Floor
9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Richard Ru Gin Chang
Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	0981 (HKSE)
SMI (NYSE)

Financial Calendar

Announcement of 2008 results	April 17, 2009
Book closure period	June 17, 2009 to June 23, 2009, both days inclusive
Annual general meeting	June 23, 2009
Financial year end	December 31

FINANCIAL HIGHLIGHTS

Monthly Capacity (thousand)*
200
180
160
140
120
100
80
60
40
20
0
04
05
06
07
08
* 8" equivalent
Total Sales (US million)**
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
04
05
06
07
08
** Audited
Logic Sales (US million)**
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
04
05
06
07
08
** Audited

2008 Total Wafer Sales
0.6%
18.7%
17.6%
26.3%
2.7%
34.1%
2007 Total Wafer Sales
0.7%
12.7%
22.1%
31.0%
2.9%
30.5%
2007 Logic Sales
0.6%
19.9%
15.5%
25.1%
2.8%
36.1%
2007 Logic Sales
0.9%
18.3%
10.9%
24.8%
4.1%
41.0%
0.09µm
0.13µm
0.15µm
0.18µm
0.25µm
0.35µm

CHAIRMAN’S STATEMENT
DEAR SHAREHOLDERS,
SMIC strives to deliver long-term value through focused strategies. One of SMIC’s main priorities in 2008 was to capture the growing business opportunities in China where SMIC is strategically located, in order to maintain its leading market position. China is the largest and fastest growing semiconductor markets globally. To this end, we have increased our sales to the domestic IC companies in China by 28% year-on-year in 2008 despite a difficult fourth quarter.
Although the China market has been affected by the global financial turmoil, China is in a stronger position than other regions in weathering the impacts of the crisis due to its relatively stable financial and banking system. In addition, the Chinese government’s deployment of the RMB4 trillion (equivalent to approximately US$588 billion) economic stimulus package is one of the largest stimulus packages undertaken by nations around the world. This package aims to support key industries such as semiconductor and to encourage Chinese domestic demand such as consumption of products including mobile phones, TVs, computers, etc. SMIC is well positioned to capture these opportunities and benefits.
The Board took a major step forward in further strengthening our China business by approving the strategic investment and collaboration with Datang Telecom Technology & Industry Holdings Limited (“Datang”), a leader in China’s mobile telecommunication technologies and the developer of China’s homegrown third generation (“3G”) wireless standard called Time Division-Synchronous Code Division Multiple Access (“TD-SCDMA”). This alliance is intended to accelerate SMIC’s market penetration into the growing mobile telecommunication market and further solidify SMIC’s market leadership in China.
The Board will continue to be alert on opportunities that will generate long-term value to our shareholders.
Aside from the business issues, I am pleased to report the following:
•
SMIC was awarded the “Corporate Social Contribution Award” from SEMI, the global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. This award is a strong testament of SMIC’s commitment to the community and society where it operates. The Company will continue to set the standards of being a socially responsible corporation and providing exemplary benefits to the public.

•
On behalf of the Board, I would like to welcome Mr. Zhou Jie as a non-executive director and Prof. Edward Yang as an independent non-executive director. Jie’s extensive financial experiences from both investment banking and capital market, as well as Edward’s in-depth knowledge and expertise in the semiconductor industry will be valuable to the Board. I am looking forward to working with both of these gentlemen.

Despite the challenging market conditions, SMIC is dedicated to improving its overall execution and financial position. I believe that given SMIC’s diverse portfolio of products, strong market leadership in China, advanced technology development, and its strengthened financial resources, SMIC is well-positioned to continue delivering long-term value to its customers, shareholders and employees. Finally, I would like to thank our shareholders, customers, suppliers, partners and employees for the tremendous support and understanding they have extended to us throughout the year.
Yang Yuan Wang
Chairman of the Board
Shanghai, China
April 17, 2009

CHIEF EXECUTIVE OFFICER’S STATEMENT
DEAR SHAREHOLDERS,
2008 proved to be a challenging year for the world and for SMIC. Although the global financial crisis has impacted our world and our industry, we have managed to grow our non-DRAM revenue, as well as increase our Greater China revenue. In addition, we completed our milestone in achieving our first 45-nanometer silicon success.
Our overall 2008 revenue declined 13% to $1.35 billion. However, consistent with our stated strategy of focusing on the non-DRAM business, we have managed to grow our non-DRAM revenue by 14.3% year-on-year, one of the highest growth rates in the foundry industry. In addition, leveraging on our strategic position in China, we have increased our sales to the domestic IC companies by 28% in 2008 over 2007. Our Greater China revenue contributed to 31% of the overall wafer revenue in 2008 as compared to 24% in 2007.
Moving forward, we will continue our key strategy of capturing growth opportunities in China. From the macroeconomic perspective, China is in a relatively stable position within the global economy. We believe that domestic demand will continue to increase due to recent government economic stimulus initiatives, such as: “Rural Consumer Stimulation” on mobile phones, TVs and computers, etc., and Chinese government’s recent issuances of the 3G licenses. As China’s leading foundry, SMIC is well positioned to capitalize on these growth trends. In 2008, we forged a strategic alliance with Datang, a leader in China’s mobile telecommunication technologies, in order to be the primary foundry source for Datang’s TD-SCDMA technology. Other than wireless communication, we are also manufacturing a wide range of products for our Chinese customers including CIS, mobile CMMB, HDTV, RFID and LCOS, etc.
We have made steady progress in advancing our process technologies in 2008. First, we strategically transitioned out of the DRAM commodity business and successfully converted our Beijing 300mm facility into a pure logic fab totaling about 40,500 8” equivalent logic wafers per month by the fourth quarter of 2008. Second, we have achieved our 45-nanometer silicon success in collaboration with IBM ahead of schedule. Our 65-nanometer process is expected to start commercial production in the second half of 2009. Additionally, we began 0.11-micron CMOS image sensor production for our customers.
For the full year of 2008, we generated US$569.8 million in cash from operations. In December 2008, we closed the equity transaction with our strategic partner, Datang, and successfully raised $168.1 million of equity capital in the midst of a difficult market environment. As a result of the new equity and debt repayment, our debt equity ratio has maintained at a healthy level of approximately 40%.
Moving forward in 2009, we will continue to focus on profitability and balance sheet by exercising tight capital expenditure and expense control. We estimate that our capital expenditure for 2009 will be around $190 million, representing approximately a 72% decline from 2008. In addition, we are targeting to reduce our payroll costs by 15% in 2009 without workforce reduction.
Under the current business environment, we plan to continue our focus on maintaining excellent customer relations, strengthening our product portfolio, focusing on the Greater China market, while continuing to develop advanced technology and reduce costs, in an effort to position ourselves as a stronger and more competitive player in the foundry sector when the global economy recovers.
May God bless you and SMIC,
Richard R. Chang
Chief Executive Officer
Shanghai, the P.R.C.
April 17, 2009

BUSINESS REVIEW
In 2008, SMIC continued to focus on improving its product offering, cash position, and strategic partnerships. At the beginning of 2008 SMIC exited the DRAM market, and at the close of 2008 we witnessed a worldwide economic downturn. Despite these challenges, SMIC managed to grow non-DRAM revenue by 14.3% year-on-year, which represents one of the highest growth rate among foundries. In addition, leveraging our strategic position in China, the largest and fastest growing semiconductor market globally, we have also increased our sales to the domestic IC companies by 28% in 2008 over 2007.
Financial Overview
During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has increased by more than 50% by end of 2008 as compared to a year ago. The expansion of our 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
Due to the transitioning of the majority DRAM production to logic production in our Beijing fab as well as the sharp market downturn experienced in the fourth quarter, the Company’s total revenue declined by 12.7% year-on-year in 2008. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. Average selling price1 for 2008 was $840 as compared to $838 per wafer for 2007.
During 2008, we generated US$569.8 million in cash from operations. In December 2008, we closed the equity transaction with our strategic partner, Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), and successfully raised US$168.1 million of equity capital at the midst of a difficult market environment. As a result of the new equity and debt repayment, our debt equity ratio has remained at a healthy level of around 40%.
Capital expenditures in 2008 totaled $666 million, which was mainly allocated to 45-nanometer research & development, capacity expansion of 200mm fabs in Shanghai and Tianjin, DRAM to logic capacity conversion in our Beijing fab, and land-use rights and equipment acquired for the Shenzhen project.
Customers and Markets
SMIC serves a global customer base, comprising of leading IDMs, fabless semiconductor companies, and system companies. Leveraging our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 31% to the overall revenue for 2008, an increase from 24% in 2007. We expect that the strategic partnership with Datang, a leader in the China’s mobile telecommunication technologies, will further strengthen our position as one of the leading semiconductor foundries serving the fast growing communications market in China.

Geographically, North American customers, which contributed 57% of the overall revenue, comprised the largest customer group for SMIC in 2008, followed by Asia Pacific at 36%, and Europe at 7%. Our revenue from North American customers has grown strongly in 2008, recording a 17% growth year-on-year. Our North American customers, which include leading IDM and fabless IC companies, showed strong demand in communications products (mainly in mobile), networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for consumer and communications products including DTV, MP3, MP4, mobile, PMP, and PDA applications. Contribution from our European customers has dropped significantly in 2008 due to our exit from the commodity DRAM business.
Our consumer and communications contributions grew significantly in 2008. Communication applications, which contributed 51% of our overall revenue, continued to be our strongest sector. Contribution from consumer applications grew from 21% of revenue in 2007 to 32% in 2008. Revenue from consumer application experienced a 33% growth during the year, which we attribute to the growth in our China business. In 2008 contribution to revenue from computing applications dropped to 8% from 26% due to our exit from the commodity — DRAM business.
In terms of revenue breakdown by technology node, revenue contribution from the 0.13-micron and below business has dropped to 44% in 2008 as compared to 53% in 2007. However, if we exclude the DRAM revenue, revenue contribution from 0.13-micron and below increased to 38% in 2008 from 25% in 2007.
In 2008, we engaged 115 new customers, bringing the total number of customers to 516. A majority of these new customers are Chinese fabless companies. Notably our China business has been growing steadily not only from a revenue perspective, but also from the number of new designs using more advanced technology nodes—some pursuing 65-nanometer designs. We are producing a broad range of applications including CIS, Moblie CMMB, HDTV, RFID, and LCOS products for a host of promising new players with innovative designs and applications that are emerging among the Chinese fabless companies.

Research and Development
In 2008, our research and development expenses were $102.2 million, which represented 7.6% of our sales. If we include the amortization of acquired intangible assets, which consist mostly of technology related intellectual properties and technology related cross licenses, the total expenses in research and development were $134.4 million, which represented 9.9% of our sales.
The research and development efforts were focused primarily on our logic and system-on-chip (SOC) business. 2008 marked many milestones for SMIC. Early in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will benefit advanced synthesis with built-in capability of design-for-test and design-for-manufacturing. In April 2008, working with a leading China domestic fabless company, we developed a 90-nanometer digital photo frame chip, which is the most integrated multimedia SOC in the market. For advanced CMOS logic, the Company demonstrated a silicon success in the 45-nanometer process ahead of schedule, and also added new intellectual properties in 65-nanometer and 90-nanometer technology services. In addition, the Company successfully developed a 0.11 micron CMOS image sensor (CIS) process technology, one of the most advanced process technologies for CIS currently available in the industry. In Non-Volatile Memory (NVM) technology, the 0.13um ETox went into production in early 2008 and 90-nanometer ETox is currently in risk production now. Our research and development in Micro-Electromechanical System (MEMS) areas also advanced to risk production for our first customer in 2008. Other areas of phase-change memory, HV, mix-signal-signal, and RF technologies were also successfully advanced for smaller size, less power, and lower cost to meet customer demands.
We employ over 800 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world together with top graduates from the leading universities in China.
Outlook for 2009
We expect a challenging year for our business due to the global economic slowdown. However, we are taking proactive steps to manage our business and preserve cash flow during this downturn. We plan to scale back our capital expenditure from $666 million in 2008 to approximately $190 million in 2009. In addition, we target to reduce our payroll costs by 15% in 2009 without any workforce reduction. At the same time, we will continue our efforts in the following areas, which we believe are critical for our long-term success:
•	Research and development on advanced SOC technologies
•	Ramp-up of our 65-nanometer volume production
•	Expand market share by leveraging our advanced HV, CIS, LCOS, RF, EEPROM, and NOR Flash technologies
•	45-nanometer bulk-CMOS technology process qualification for customers production
We will also continue to explore opportunities with our Chinese customers and closely follow the China Economic Stimulus plans to capture potential benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
Consolidated Financial Data
The summary consolidated financial data presented below as of and for the years ended December 31, 2006, 2007 and 2008 is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2004 and 2005 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share and per ADS data)

Income Statement Data:
Sales	$974,664	$1,171,319	$1,465,323	$1,549,765	$1,353,711
Cost of sales(1)	716,225	1,105,134	1,338,155	1,397,038	1,412,851
Gross profit (loss)	258,439	66,185	127,168	152,727	(59,140)

Operating expenses (income):
Research and development	74,113	78,865	94,171	97,034	102,240
General and administrative	54,038	35,701	47,365	74,490	58,841
Selling and marketing	10,384	17,713	18,231	18,716	20,661
Litigation settlement	16,695	—	—	—	—
Amortization of acquired intangible assets	14,368	20,946	24,393	27,071	32,191
Impairment loss of long-lived assets	—	—	—	—	106,741
Income from sale of equipment and other fixed assets	—	—	(43,122)	(28,651)	(2,877)
Total operating expenses, net	169,598	153,225	141,038	188,659	317,797
Income (loss) from operations	88,841	(87,040)	(13,870)	(35,932)	(376,937)

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share and per ADS data)

Other income (expenses):
Interest income	10,587	11,356	14,916	12,349	11,542
Interest expense	(13,698)	(38,784)	(50,926)	(37,936)	(50,767)
Foreign currency exchange gain (loss)	8,218	(3,355)	(21,912)	11,250	3,230
Others, net	2,441	4,462	1,821	2,238	7,429
Total other income (expense), net	7,548	(26,322)	(56,101)	(12,100)	(28,566)
Income(Loss) before income tax	96,389	(113,362)	(69,971)	(48,032)	(405,503)
Income tax benefit (expense)	(186)	(285)	24,928	29,720	(26,433)
Minority interest	—	251	(19)	2,856	(7,851)
Loss from equity investment	—	(1,379)	(4,201)	(4,013)	(444)
Net income (loss) before cumulative effect of a change in accounting principle	96,203	(114,775)	(49,263)	(19,468)	(440,231)
Cumulative effect of a change in accounting principle	—	—	5,154	—	—
Net income(loss)	96,203	(114,775)	(44,109)	(19,468)	(440,231)
Deemed dividend on preference shares(2)	18,840	—	—	—	—
Income (loss) attributable to holders of ordinary shares	77,363	(114,775)	(44,109)	(19,468)	(440,231)
Income (loss) per share, basic	$0.01	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Income (loss) per share, diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Shares used in calculating basic income (loss) per share(3)(4)	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

Shares used in calculating diluted income (loss) per share(3)(4)	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)
Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2005, 2006, 2007 and 2008, basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of ordinary shares in March 2004 (the “Global Offering”).

	As of December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)

Balance Sheet Data:
Cash and cash equivalents	$607,173	$585,797	$363,620	$469,284	$450,230
Restricted Cash	—	—	—	—	6,255
Short-term investments	20,364	13,796	57,951	7,638	19,928
Accounts receivable, net of allowances	169,188	241,334	252,185	298,388	199,372
Inventories	144,018	191,238	275,179	248,310	171,637
Total current assets	955,418	1,047,465	1,049,666	1,075,302	926,858
Land use rights, net	39,198	34,768	38,323	57,552	74,293
Plant and equipment, net	3,311,925	3,285,631	3,244,401	3,202,958	2,963,386

Total assets	4,384,276	4,586,633	4,541,292	4,708,444	4,270,622

Total current liabilities	723,871	896,038	677,362	930,190	899,773
Total long-term liabilities	544,462	622,497	817,710	730,790	578,689
Total liabilities	1,268,333	1,518,535	1,495,072	1,660,980	1,478,462

Minority Interest	—	38,782	38,800	34,944	42,795
Total stockholders’ equity	$3,115,942	$3,029,316	$3,007,420	$3,012,519	$2,749,365

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except percentages and operating data)

Cash Flow Data:
Net income (loss)	$96,203	$(114,775)	$(49,263)	$(19,468)	$(440,231)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	456,961	769,472	919,616	706,277	761,809
Net cash provided by (used in) operating activities	518,662	648,105	769,649	672,465	569,782
Purchases of plant and equipment	(1,838,773)	(872,519)	(882,580)	(717,171)	(669,055)
Net cash used in investing activities	(1,826,787)	(859,652)	(917,369)	(643,344)	(761,713)
Net cash provided by financing activities	1,469,764	190,364	(74,440)	76,637	173,314
Net increase (decrease) in cash and cash equivalents	$161,896	$(21,376)	$(222,177)	$105,664	$(19,054)
Other Financial Data:
Gross margin	26.5%	5.7%	8.7%	9.9%	-4.4%
Operating margin	9.1%	-7.4%	-0.9%	-2.3%	-27.8%
Net margin	9.9%	-9.8%	-3.0%	-1.3%	-32.5%
Operating Data:
Wafers shipped (in units):

Total(1)	943,463	1,347,302	1,614,888	1,849,957	1,611,208

(1)	Including logic, DRAM, copper interconnects and all other wafers.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007
Sales
Sales decreased by 12.7% from US$1,549.8 million for 2007 to US$1,353.7 million for 2008, primarily due to the transition of DRAM production to logic production in our Beijing fab and the sharp market downturn experienced in the fourth quarter. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. For the full year 2008, the overall wafer shipments were 1,611,208 units of 8-inch equivalent wafers, down 12.9% year-on-year while logic only wafer shipments increased 24.9% year-on-year.
The average selling price1 of the wafers the Company shipped remained relatively flat, with a slight increase of 0.2% from US$838 per wafer to US$840. Due to the exit from the commodity DRAM business, the percentage of wafer revenues that used 0.13 micron and below process technology decreased from 53.1% to 43.9% between these two periods. However, if we exclude DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 24.9% to 38.2% between these two periods.
Cost of sales and gross profit (loss)
Cost of sales increased by 1.1% from US$1,397.0 million for 2007 to US$1,412.9 million for 2008. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2007, US$657.8 million was attributable to depreciation of plant and equipment and another $33.8 million was attributable to amortization of deferred costs and share-based compensation costs.
The Company had a gross loss of US$59.1 million for 2008 compared to a gross profit of US$152.7 million in 2007. Gross margins were -4.4% in 2008 compared to 9.9% in 2007. The decrease in gross margins was due to the transition of DRAM production to logic production in our Beijing fab and the sharp market downturn experienced in the fourth quarter.
Operating income, expenses and loss from operations
Operating expenses increased by 68.4% from US$188.7 million for 2007 to US$317.8 million for 2008 primarily due to the impairment charge recorded in 2008 in connection with the decision to exit the commodity DRAM business, as described below. The Company received less income from the sale of equipment and other fixed assets, which income was US$28.7 million in 2007 compared to $2.9 million in 2008.
Research and development expenses increased by 5.4% from US$97.0 million for 2007 to US$102.2 million for 2008. The Company received an increase in government subsidies for research & development expenses in 2008; however, expenses associated with 45-nanometer and 65-nanometer technology development, as well as expenses incurred for the Shanghai 12-inch project, also increased in 2008.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

General and administrative expenses decreased by 21.1% to US$58.8 million for 2008 from US$74.5 million for 2007, primarily due to a decrease in legal fees as well as a foreign exchange gain from operating activities of $8.2 million recorded in 2008, while a foreign exchange loss from operating activities of $3.1 million was recorded in 2007.
Selling and marketing expenses increased by 10.7% from US$18.7 million for 2007 to US$20.7 million for 2008, due to an increase in sales and marketing activities.
As described in “Note 13. — Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$27.1 million for 2007 to US$32.2 million for 2008.
We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.
During the first quarter of 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business. The Company considered these actions to be an indicator of impairment in regard to plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105.8 million during the first quarter of 2008, equal to the excess of the carrying value over the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, a discount rate of 9% has been used on the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipments of approximately 5 years.
As a result, the Company’s loss from operations was US$376.9 million in 2008 compared to loss from operations of US$35.9 million in 2007. Operating margin was (27.8)% and (2.3)%, respectively, for these two years.
Other income (expenses)
Other expenses increased from US$12.1 million in 2007 to US$28.6 million in 2008 primarily due to an increase in interest expense. This increase in interest expense, from US$37.9 million in 2007 to US$50.8 million in 2008, was primarily due to a decrease in interest subsidy. Foreign exchange gain from non-operating activities decreased from US$11.3 million in 2007 to US$3.2 million in 2008. Total foreign exchange gain, combining the operating and non-operating activities, was US$11.4 million in 2008 as compared to US$8.1 million in 2007.

Net income (loss)
Due to the factors described above, the Company recorded a net loss of US$440.2 million in 2008 compared to a net loss of US$19.5 million in 2007.
Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2008, 2007 and 2006 amounted to US$1.3 million, US$0.5 million, and US$3.0 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.
Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2008, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period
		Less than
Contractual obligations	Total	1 year	1-2 years	3-5 years	After 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$201,258	$201,258	$—	$—	$—

Long-term debt secured long-term loans	897,147	360,629	305,569	230,949	—
Operating lease obligations(1)	9,721	6,056	270	441	2,954
Purchase obligations(2)	59,594	59,594	—	—	—
Other long-term obligations(3)	120,204	78,446	37,204	4,554	—

Total contractual obligations	$1,287,924	$705,983	$343,043	$235,944	$2,954

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Includes the settlement with TSMC for an aggregate of $175 million payable in installments over six years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2008, the Company’s outstanding long-term liabilities primarily consisted of US$897.1 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in August 2012.
2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2008, SMIC Shanghai had repaid US$334 million according to the repayment schedule. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2008 and 2007 were US$17.0 million and US$17.3 million, of which US$5.4 million and US$3.3 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,871 million as of December 31, 2008.
The long-term loan agreement entered into in June 2006 contains the following covenants:
Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
Financial covenants for the Borrower including:
1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:
(a)	no more than 60% for periods up to and including 31 December 2008; and

(b)	no more than 45% thereafter;
3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x; and

4.
Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Guarantor including:
1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:
(a)	no more than 50% for period up to and including 30 June 2009;

(b)	no more than 40% thereafter; and
3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:
(a)	no more than 1.50x for periods up to and including 30 June 2009; and

(b)	no more than 1.30x thereafter.
2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2008 ranged from 3.46% to 6.38%. The principal amount is repayable starting in December 2007 in six semi-annual installments. As of December 2008, SMIC Beijing had repaid an aggregated amount of US$300.0 million according to the repayment schedule. The interest expense incurred in 2008 and 2007 were US$25.6 million and US$42.2 million, of which US$1.6 million and US$2.3 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,047 million as of December 31, 2008.
Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•
Where [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)] divided by financial expenses is less than 1; and

•
(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.
As of December 31, 2008, SMIC Tianjin had drawn down EUR15.1 million and repaid an aggregate amount of EUR 9.1 million. As of December 31, 2008, the remaining balance is EUR6.0 million, the equivalent of US$8.6 million. In 2008, the interest rate on the loan ranged from 3.59% to 5.87%. The interest expenses incurred in 2008 and 2007 were US$0.6 million and US$0.7 million of which US$0.1 million and US$0.06 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of US$21.8 million as of December 31, 2008.
As of December 31, 2008, SMIC Shanghai had drawn down EUR 56.9 million and repaid an aggregate amount of EUR 12.1 million. As of December 31, 2008, the remaining balance is EUR 44.8 million, the equivalent of US$63.4 million. In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expenses incurred in 2008 and 2007 were US$2.1 million and US$0.3 million of which US$0.7 million and US$0.02 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by SMIC Shanghai’s certain plant and equipment at the original cost of US$114.5 million as of December 31, 2008.
2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. We have guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2008 SMIC Tianjin had drawn down US$259.0 million from the facility. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expenses incurred for the years ended December 31, 2008 and 2007 were US$9.1 million and US$0.3 million, of which US$1.8 million and US$0.02 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627.4 million as of December 31, 2008.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•
Where [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)] divided by financial expenses is less than 1; and

•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
Short-term Credit Agreements. As of December 31, 2008, the Company had ten short-term credit agreements that provided total credit facilities up to US$267.8 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down US$201.2 million under these credit agreements and US$66.6 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was US$9.4 million. The interest rate on the loans ranged from 1.88% to 8.75% in 2008.
Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$10.7 million, US$7.7 million and US$4.8 million in 2008, 2007, and 2006, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2008, 2007, and 2006, the Company recorded amortization expenses relating to the capitalized interest of US$6.9 million, US$5.4 million, and US$4.7 million, respectively.
Commitments
As of December 31, 2008, the Company had commitments of US$7.4 million for facilities construction obligations in Chengdu, Beijing, Tianjin and Shanghai. The Company had commitments of US$52.2 million to purchase machinery and equipment for the testing facility in Chengdu and for the Beijing, Tianjin and Shanghai fabs.

Debt to Equity Ratio
As of December 31, 2008, the Company’s debt to equity ratio was approximately 40.0% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.
Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.
To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with SFAS No. 133.
Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in the exchange rate for the Euro.
To minimize the currency risk, the company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect that exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with SFAS No. 133.
For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered to into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with SFAS No. 133.
Outstanding Foreign Exchange Contracts
As of December 31, 2008, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$220.7 million. As of December 31, 2008, the fair value of foreign currency forward exchange contracts was approximately a loss of US$3.5 million, which is recorded in other income and other current assets. The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which will mature during 2009.

The Company had US$0.4 million of foreign currency exchange contracts outstanding as of December 31,2007, all of which matured in 2008.
The Company had US$35.7 million of foreign currency exchange contracts outstanding as of December 31,2006, all of which matured in 2007.
The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2008	Fair Value	2007	Fair Value	2006	Fair Value

Forward Exchange Agreement
(Receive Jpy/Pay US$)
Contract Amount	—	—	—	—	35,660	(2,694)

(Receive Eur/Pay US$)
Contract Amount	31,144	(440.8)	—	—	—	—

(Receive Rmb/Pay US$)
Contract Amount	189,543	(3,069.5)	404	530.4	—	—

Total Contract Amount	220,687	(3,510.3)	404	530.4	35,660	(2,694)

Outstanding Cross Currency Swap Contracts
As of December 31,2008, the Company had outstanding cross currency swap contracts with notional amounts of US$36.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2008, the fair value of cross currency swap contracts was approximately a loss of US$0.36 million, which is recorded in other income (expenses), net and accrued expenses and other current liabilities. We had US$36.7 million of cross currency swap contracts outstanding as of December 31, 2008, all of which will mature in 2012.

Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2008. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2009	2010	2011	2012	2013
	(Forecast)
	(in US$ thousands, except percentages)

US$ denominated
Average balance	754,059	361,029	133,435	37,225	—
Average interest rate	1.83%	1.81%	2.03%	2.22%	—

EUR denominated
Average balance	46,551	29,789	16,201	3,245	—
Average interest rate	1.99%	2.01%	2.10%	2.48%	—
Weighted average forward interest rate	1.89%	1.89%	2.13%	2.32%	—

Litigation
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 30, 2005, the Company and TSMC exchanged signature pages later attached to a settlement agreement. Terms were added to the agreement subsequent to the exchange of signatures. The identification of the exact terms of the agreement were determined at a preliminary trial in 2009, as described below under “Recent TSMC Legal Developments.” As found by the California Superior Court, SMIC and TSMC agreed, without admission of liability, to dismiss all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also were determined to include the following:
1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.
2)
TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3)
The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4)	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
1)	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;
2)	The settlement agreement required all parties to bear their own legal costs;
3)	There were no other damages associated with the Settlement Agreement;
4)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;
5)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified to the Company which trade secrets it claimed were being infringed upon by the Company;
6)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.

Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.
Valuation of Deferred Cost:
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	existing third-party license agreements with SMIC;
b)	the analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and
c)	the analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.
On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 µm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.
During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Court’s ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. There are no further hearings scheduled by that Court and it is expected that the Court will issue a ruling based on the evidence presented to it.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Directors and Senior Management
Members of the Board who served during 2008 were:
Yang Yuan Wang (Chairman of the Board and Independent Non-executive Director);
Richard Ru Gin Chang (Executive Director, President and Chief Executive Officer of the Company);
Wang Zheng Gang (Non-executive Director who was appointed as the Alternate Director to Zhou Jie as of January 23, 2009);
Ta-Lin Hsu (Independent Non-executive Director who resigned as of September 30, 2008);
Tsuyoshi Kawanishi (Independent Non-executive Director);
Henry Shaw (Independent Non-executive Director who resigned as of January 13, 2009);
Lip-Bu Tan (Independent Non-executive Director);
Albert Y. C. Yu (Independent Non-executive Director who retired as of June 2, 2008); and

Jiang Shang Zhou (Independent Non-executive Director).
Re-election of Directors
Shareholders are invited to re-elect Class II Directors at the 2009 annual general meeting of the Company’s shareholders (the “2009 AGM”) to fill the vacancies available due to the retirements of the Directors mentioned below.
Two Class II Directors, Lip-Bu Tan and Jiang Shang Zhou, whose initial appointments as Directors took effect on February 28, 2002 and May 30, 2006, respectively, will retire from office at the 2009 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Mr. Tan and Mr. Jiang will offer himself for re-election as a Class II Director. If re-elected, each of Mr. Tan and Mr. Jiang would hold office until the 2012 annual general meeting of the Company.
Mr. Zhou Jie (Wang Zheng Gang as the Alternate Director to Zhou Jie) and Prof. Edward S Yang, whose initial appointments as Directors took effect on January 23, 2009 and February 5, 2009 respectively, will both retire from office at the 2009 AGM pursuant to Article 126 of the Articles of Association of the Company. Mr. Zhou and Prof. Yang will offer themselves for re-election as a Class III and Class I Director, respectively. If re-elected, Mr. Zhou and Prof. Yang would hold office until the 2010 and 2011 annual general meeting of the Company respectively.
Details of the proposed candidates for re-election as Directors at the 2009 AGM are set out in the circular to the shareholders sent together with this annual report.
Appointment of Directors
Shareholders are also invited to appoint each of Mr. Chen Shanzhi and Mr. Gao Yonggang at the 2009 AGM as additions to the existing Directors. If elected, Mr. Gao will be designated as a non-executive Class I Director and will hold office until the 2011 annual general meeting of the Company, and Mr. Chen will be designated as a non-executive Class II Director and will hold office until the 2012 annual general meeting of the Company.
Details of the proposed candidates for election as Directors at the 2009 AGM are set out in the circular to the shareholders sent together with this annual report.

Board of Directors and Senior Management
Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2008, the Board consisted of seven (7) Directors.
The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, age and positions of the Directors and the senior management of the Company, including its founder, as of the date of this annual report.

Name	Age	Position
Directors
Yang Yuan Wang	74	Chairman, Independent Non-executive Director
Richard Ru Gin Chang	61	Founder, President, Chief Executive Officer and Executive Director
Zhou Jie	41	Non-executive Director
Wang Zheng Gang	58	Non-executive Director (Alternate Director to Zhou Jie)
Jiang Shang Zhou	62	Independent Non-executive Director
Tsuyoshi Kawanishi	80	Independent Non-executive Director
Lip-Bu Tan	49	Independent Non-executive Director
Edward S Yang	71	Independent Non-executive Director

Senior Managers
Morning Wu	52	Acting Chief Financial Officer and Chief Accounting Officer
Marco Mora	50	Chief Operating Officer
Chiou-Feng Chen	52	Vice President of Corporate Marketing & Sales Office
Anne Wai Yui Chen	46	Company Secretary, Hong Kong Representative and Chief Compliance Officer

Brief Biographical Details

Chairman of the Board, Independent Non-Executive Director	Yang Yuan Wang is currently the Chairman and has been a Director since 2001. Professor Wang has more than 41 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing, SMIC Chengdu, SMIC Tianjin, SMIC Energy Technology (Shanghai) Corporation and is also a director of SMIC Shenzhen. He is also the Chief Scientist of the Institute of Microelectronics, Peking University, and Academician of Chinese Science Academy. He is a fellow of the Chinese Academy of Sciences, The Institute of Electrical and Electronics Engineers (USA), The Institute of Electrical Engineers (UK) and Chinese Institute of Electronics (China).

Founder, President, Chief Executive Officer and Executive Director	Richard Ru Gin Chang founded the Company in April 2000 and is currently President, Chief Executive Officer and Executive Director. Dr. Chang is also a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Shenzhen and SMIC Energy Technology (Shanghai) Corporation, and each of their direct and indirect parent companies. He is also a director of SMIC Japan Corporation, SMIC, Americas, SilTech Semiconductor (Hong Kong) Corporation Limited, Admiral Investment Holdings Limited and Magnificent Tower Limited, Semiconductor Manufacturing International (AT) Corporation and its two wholly owned subsidiaries including SMIC Chengdu. Dr. Chang has more than 30 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations often semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten“China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In September 2004, Dr. Chang received The Magnolia Silver Award. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and international interchange and cooperation. In April 2005, Dr. Chang received The International Scientific and Technological Cooperation Award of The People’s Republic of China. In February 2006, he was elected the 2004-2005 China Semiconductor Industry Leader. Semiconductor International China named Dr. Chang its Fab Person of the Year in 2007, and SEMI China recognized him with its 2008 Industry Outstanding Contribution award. Semiconductor International China named Dr. Chang its Fab Person of the Year in 2007, and SEMI China recognized him with its 2008 Industry Outstanding Contribution award.

Non-executive Director	Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. He is also an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd. and The Wing Fat Printing Co. Ltd., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and previously held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital markets operation.

Wang Zheng Gang has been a Director since 2007 and he is currently the alternate director of Mr. Zhou Jie. Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and chairman of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd, a director of Shanghai Urban Development (Holdings) Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai SIIC South Pacific Hotel Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 31 years’ experience in enterprise management.

Independent Non-executive Directors	Tsuyoshi Kawanishi has been a Director since 2001 and is also the chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi currently serves on the board of directors of Asyst Technologies, Inc., FTD Technology Pte. Ltd. and T.C.S. Japan, and acts as an advisor to Accenture Ltd., Kinetic Holdings Corporation and a number of private companies. Mr. Kawanishi is also the chairman of the Society of Semiconductor Industry Seniors in Japan and the Chairman of the SIP Consortium of Japan.

Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc. Mr. Tan is currently a director of Cadence Design Systems Inc., Flextronics International Ltd., Global Semiconductor Alliance and SINA Corporation and several other private Companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

Independent Non-executive Directors	Jiang Shang Zhou has been a Director since 2006. Mr. Jiang is currently a committee member of the Shanghai Municipal Standing Committee of Chinese People’s Political Consultative Conference, a specialized committee member of the Shanghai Municipal Advisory Committee for Descion-making, and an officer of and a director commissioner of Shanghai State Owned Assets Planning and Investment Committee. Mr. Jiang was also the deputy secretary general of Shanghai Government, officer of the Shanghai Chemical Industrial District Leader Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Mr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical enineering of The Swiss Federal Institute of Technology Zurich Communication System Group.

Edward S Yang has been a Director since 2009. Since 1961, Professor Yang has been involved in semiconductors and IC as an engineer, research scientist, and educator. Professor Yang received his Master of Science in Electrical Engineering from Oklahoma State University in 1961 and PhD from Yale University in 1966. Professor Yang was the Chairman of the Department of Electrical Engineering at Columbia University from 1986 to 1990 and from 1992 to 1995. Under his leadership, research laboratories in Telecommunications, Microelectronics, Photonics, and IC at Columbia University were established. Professor Yang joined the University of Hong Kong (“HKU”) as Chair Professor of Microelectronics in 1997. At HKU, he founded the Hong Kong Jockey Club MRI Engineering Centre and E-Business Technology Institute. Professor Yang was appointed as the chief executive officer of the Hong Kong Applied Science and Technology Research Institute (“ASTRI”) in 2007. At ASTRI, he initiated the new Industrial Collaboration Program and Internship for fresh university graduates. In 2009, he stepped down as ASTRI’s chief executive officer but remains as its senior advisor. Professor Yang has 7 US patents and published more than 200 journal papers and two popular textbooks that were translated into Chinese, Japanese, Italian and Korean. He is a fellow of the Institute of Electrical and Electronics Engineers. Professor Yang also served as an independent non-executive director of Fulbond Holdings Limited (Stock Code: 1041), the shares of which are listed on the Main Board of HKSE, from March 30, 2001 to January 3, 2007.

Senior Management	Morning Wu joined the Company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer and Chief Accounting Officer of the Company on March 28, 2005. Ms. Wu has over 27 years of experience in the investment and finance field. Prior to joining the Company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a license for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.

Marco Mora joined the Company in 2000 as Vice President of Operations and was named the Chief Operating Officer in November 2003. Mr. Mora has more than 22 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.

Chiou-Feng Chen joined the Company in 2006 as Vice President of Special Technology Development and was appointed as Vice President of Corporate Marketing & Sales in 2009. Mr. Chen has over 20 years of experience in the semiconductor industry. Prior to Joining SMIC, Mr. Chen held various management positions with Taiwan Semiconductor Manufacturing Company, SYNTEK Design Technology Ltd., Silicon Storage Technology, Inc., Integrated Memory Technologies, and Inc., Actrans System Inc. Mr. Chen obtained a master degree and a doctorate degree in Electronic Engineering from National Chiao-Tung University, Taiwan.

Company Secretary	Anne Wai Yui Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and has served as the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987.

Report of the Directors
Subsidiaries
Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2008, these subsidiaries are as follows:
1.

Semiconductor Manufacturing International (Shanghai) Corporation* (“SMIS”)*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$5,200,000,000
Registered capital: US$1,740,000,000
Equity holder: the Company (100%)

2.
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$3,000,000,000
Registered capital: US$1,000,000,000
Equity holder: the Company (100%)

3.

Semiconductor Manufacturing International (Tianjin) Corporation* (“SMIT”)*
Principal place of operation: Tianjin, PRC
Place of incorporation: Tianjin, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000,000
Registered capital: US$690,000,000
Equity holder: the Company (100%)

4.
Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$175,000,000
Registered capital: US$60,000,000
Equity holder: the Company (57.3%, indirectly through Semiconductor Manufacturing International (AT) Corporation)

*	For identification purposes only.

5.

SMIC Japan Corporation*
Principal country of operation: Japan
Place of incorporation: Japan
Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000
Equity holder: the Company (100%)

6.
SMIC, Americas
Principal country of operation: U.S.A.
Place of incorporation: California, US
Registered capital: No registered capital, authorized to issue 50,000,000 shares of common stock
Equity holder: the Company (100%)

7.
Better Way Enterprises Limited
Principal country of operation: Samoa
Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder: the Company (100%)

8.	SMIC Europe S.R.L. Principal place of operation: Agrate Brianza (Milan), Italy Place of incorporation: Agrate Brianza (Milan), Italy Registered capital: Euros100,000 Equity holder: the Company (100%)
9.
Garrison Consultants Limited
Principal country of operation: Samoa
Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

10.
Semiconductor Manufacturing International (AT) Corporation (“AT”)*
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$1,900,000 divided into 100,000,000 ordinary shares of US$0.01 each and 90,000,000 Series A preference shares of US$0.01 each
Equity holder: the Company (57.3%)

11.
Semiconductor Manufacturing International (Solar Cell) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$11,000
Equity holder: the Company (100%)

*	For identification purposes only.

12.

SMIC Energy Technology (Shanghai) Corporation* (“Energy Science”)*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$14,090,000
Registered capital: US$6,000,000
Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

13.
SMIC Commercial Shanghai Limited Company
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000
Registered capital: US$800,000
Equity holder: the Company (100%)

14.

SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000
Registered capital: US$5,000,000
Equity holder: the Company (100%)

15.
Magnificent Tower Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$50,000
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

16.
SMIC Shanghai (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

*	For identification purposes only.

17.
SMIC Beijing (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

18.
SMIC Tianjin (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

19.
SMIC Shanghai (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

20.
SMIC Beijing (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

21.
SMIC Tianjin (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

22.
SMIC Solar Cell (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

23.
SMIC AT (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (57.3%, indirectly through Semiconductor Manufacturing International (AT) Corporation)

24.
Semiconductor Manufacturing International (BVI) Corporation
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

25.
Admiral Investment Holdings Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

26.
SMIC Shenzhen (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

27.

SMIC (Wuhan) Development Corporation*
Principal place of operation: Wuhan, PRC
Place of incorporation: Wuhan, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: RMB$20,000,000
Registered capital: RMB$20,000,000
Equity holder: the Company (100%)

*	For identification purposes only.

28.
SMIC Shenzhen (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%)

29.
SilTech Semiconductor Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$10,000
Issued share capital: US$0.1
Equity holder: the Company (100%)

30.
SilTech Semiconductor (Hong Kong) Corporation Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1,000
Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

31.

Semiconductor Manufacturing International (Shenzhen) Corporation*
Principal place of operation: Shenzhen, PRC
Place of incorporation: Shenzhen, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$ 30,000,000
Registered capital: US$12,000,000
Equity holder: the Company (100%)

Share Capital
During the year ended December 31, 2008, the Company issued 22,723,742 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Option Plan and 47,047,073 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”). The Company did not issue any shares under the 2004 Stock Option Plan pursuant to exercise of options.
During the year ended December 31, 2008, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”).

Number of Ordinary Shares Outstanding
Outstanding Share Capital as at December 31, 2008	22,327,784,827

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 2,039,716 ordinary shares to its eligible participants on or around January 1, 2007 and July 1, 2007. For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units. For the twelve months ended December 31, 2008, the Compensation Committee granted a total of 41,907,100 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)

2008
1-Jan	13,869,750
19-Jan	12,500
1-Feb	250,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	50,000
25-Apr	50,000
29-Apr	100,000
1-May	75,000
15-May	62,500
1-Jun	100,000
21-Jun	75,000
1-Jul	16,530,976
1-Aug	540,000
1-Sep	10,892,718
13-Sep	250,000
16-Sep	125,000
1-Oct	767,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)

2009
1-Jan	22,392,211
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	125,000
25-Apr	50,000
29-Apr	350,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	50,000
21-Jun	75,000
1-Jul	969,986
1-Aug	640,000
1-Sep	10,935,962
13-Sep	250,000
16-Sep	125,000
1-Oct	782,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)

2010
1-Jan	22,584,710
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	100,000
21-Jun	75,000
1-Jul	662,590
1-Sep	720,720
16-Sep	125,000
1-Oct	782,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)

2011
1-Jan	15,454,613
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	25,000
19-Mar	13,320
1-Apr	75,000
1-May	75,000
13-May	12,500
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	350,000
21-Jun	75,000
1-Jul	452,500
1-Sep	43,220
16-Sep	50,000
16-Oct	150,000
1-Nov	250,000
1-Dec	75,000
12-Dec	75,000

2012
1-Jan	8,828,613
21-Jan	200,000
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
1-Apr	75,000
13-May	12,500
22-May	8,750
1-Sep	18,720

2013
1-Jan	55,000

Repurchase, Sale or Redemption of Securities
Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Stock Option Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2008.
No shares were repurchased during the year 2008.
Public Float
As of April 16, 2009, being the latest practicable date prior to the printing of this annual report, the public (as defined in the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”)) holds more than 25% of the Company’s total issued share capital.
Debt to Equity Ratio
As of December 31, 2008, the Company’s debt to equity ratio was approximately 40.0% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.
Dividends and Dividend Policy
At the end of 2008, the Company’s accumulated deficit increased to US$748.5 million from an accumulated deficit of US$308.2 million at the end of 2007. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:
•	the Company’s results of operations and cash flow;
•	the Company’s future prospects;
•	the Company’s capital requirements and surplus;
•	the Company’s financial condition;
•	general business conditions;
•	contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and
•	other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:
•	recovery of losses, if any;
•	allocation to the statutory common reserve funds;
•	allocation to staff and workers’ bonus and welfare funds; and
•	allocation to a discretionary common reserve fund if approved by the Company’s shareholders.
More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.
Contracts of Significance
On November 10, 2008, the Company announced the entering into of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, the New Shares. The New Shares represent 19.9% of the issued share capital of the Company prior to the issuance of the New Shares and approximately 16.6% of the issued share capital following the issuance of the New Shares, and were issued for a total purchase price of US$171.8 million.
The completion of the Share Purchase Agreement was conditional upon, amongst other things, the entering into of the Strategic Cooperation Agreement regarding the Non-Exempt Continuing Connected Transactions on or prior to completion. On December 24, 2008, the Company and Datang entered into the Strategic Cooperation Agreement for a period of two years commencing on the date of completion. The Company had no other material transaction with Datang in 2008.
Major Suppliers and Customers
In 2008, the Company’s largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of the Company’s overall raw materials purchases. In 2007, the Company’s largest and five largest raw materials suppliers accounted for approximately 14.0% and 48.2%, respectively, of the Company’s overall raw material purchases. None of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

For 2008, the Company’s largest and five largest customers accounted for approximately 21.7% and 58.2% respectively of the Company’s total overall sales. For 2007, the Company’s largest and five largest customers accounted for approximately 18.0% and 60.0%, respectively, of the Company’s total overall sales. The Company’s Chief Executive Officer, Richard Ru Gin Chang, and his wife together hold shareholding interests of less than 0.1% in one of the Company’s five largest customers in 2008, Texas Instruments Incorporated. None of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2008.
Pre-emptive Rights
The Company confirms that no pre-emptive rights exist in the law of the Cayman Islands.
Director’s Interests
As of December 31, 2008, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

			Approximate
			Percentage of Aggregate
			Interests to Total
Board Member	Nature of Interest	Number of Shares	Issued Share Capital
Richard R. Chang	Personal Interest(1)	38,729,500
	Personal Interest(2)(5)	17,600,000
	Corporate Interest(3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		97,319,500	*

Tsuyoshi Kawanishi	Personal Interest(4)(5)	1,000,000
	Personal Interest(6)	1,500,000

Total		2,500,000	*

Henry Shaw (ex-independent non-executive director who resigned as of January 13, 2009)	Personal Interest(4)(5)	1,000,000	*

Lip-Bu Tan	Personal Interest(4)(5)	1,000,000	*

Yang Yuan Wang	Personal Interest(4)(5)	1,000,000	*

Ta-Lin Hsu (ex-independent	Corporate Interest(7)	15,300,010
non-executive director who	Personal Interest(4)(5)	1,000,000
resigned as of September 30, 2008)

Total		16,300,010	*

Albert Y.C. Yu (ex-independent	Personal Interest	1,350,000
non-executive director who	Personal Interest(5)(8)	500,000
retired as of June 2, 2008)

Total		1,850,000	*

*	Indicates less than 1%.

Notes:
(1)
Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such Shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

(2)
The Compensation Committee has granted Dr. Chang options to purchase an aggregate of 15,600,000 ordinary shares, if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one ordinary share). As at December 31, 2008, 1,500,000 RSUs had been issued and vested and 500,000 RSUs had been vested but remained unissued.

(3)
These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

(4)
Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As at December 31, 2008, these options have not been exercised. Mr. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jon (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006. The options granted to Dr. Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr. Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.

(5)
Each Director was granted an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As at December 31, 2008, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined receipt of such options. The options granted to Dr. Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr. Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.

(6)	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. As at December 31, 2008, these options have not been exercised.
(7)	Dr. Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 ordinary shares.
(8)	On September 29, 2006, the Board granted to Dr. Albert Yu 500,000 RSUs. These RSUs were fully vested on May 30, 2008 and issued on June 3, 2008.
Directors’ Service Contracts
No Director proposed for re-election at the forthcoming AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders
Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at December 31, 2008 as recorded in the register kept by the Company under section 336 of the SFO.

	Number of
Name of Shareholder	Shares Held		Percentage Held

Shanghai Industrial Investment (Holdings)	420,008,000 (longposition)	(1)	1.88% (longposition)
Company Limited (“SIIC”)	1,833,269,340 (longposition)	(2)	8.21% (longposition)

Total:	2,253,277,340 (longposition)		10.09% (longposition)

Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”)	3,699,094,300 (longposition)	(3)	16.57% (longposition)

Notes:
(1)
All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC. The voting rights of such shares are vested in Shanghai Industrial Holdings Limited (“SIHL”),

(2)
All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of SIHL. SIHL is an indirect non-wholly owned subsidiary of SIIC which is holding SIHL’s shares through its subsidiaries, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director as at December 31, 2008, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(3)	All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

Emoluments to the Directors
The chart below sets forth the emoluments to each of our Directors, including Richard Ru Gin Chang, our President, Chief Executive Officer and Executive Director, in 2008, 2007 and 2006.

												Wang
	Richard Ru		Tsuyoshi	Yang	Yuan	Ta-Lin	Lip-Bu	Henry	Fang	Albert	Jiang Shang	Lai Xing	Zheng	Yen Pong
	Gin Chang		Kawanishi	Wang	Hsu	Tan	Shaw	Yao	Y. C. Yu	Zhou	Cai	Gang	Jou	Total
	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2008
Salaries and other benefits	$218,398	(1)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits*	$144,300		$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$—	$178,214

Total	$362,698		$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$—	$396,612

2007
Salaries and other benefits	$195,395		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits*	$172,203		$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$—	$—	$308,242

Total	$367,598		$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$—	$—	$503,637

2006
Salaries and other benefits	$192,727		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$192,727
Stock Option Benefits*	$156,241		$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$—	$—	$—	$258,738

Total	$348,968		$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$—	$—	$—	$451,465

(1)	Dr. Richard Ru Gin Chang’s annual salary in 2008 was the same as that in 2007.

*	For a description of any options granted and exercised in 2008, please see the summary of grants of options as set forth under “Outstanding Share Options” in this annual report.
In 2008, the Board did not grant options or Restricted Share Units to any Director as compensation for their service on the Board.
In 2007, the Board did not grant options or Restricted Share Units to any Director as compensation for their service on the Board.
On September 29, 2006, the Board granted to each Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on May 30, 2007 and the remaining 50% were vested on May 30, 2008. These options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. Mr. Fang Yao and Mr. Jiang Shang Zhou have declined such option.
On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units were automatically vested as to 50% on May 30, 2007, and the remaining 50% were vested on May 30, 2008.
In 2005, the Board did not grant options to any Non-executive Director or independent Non-executive Director as compensation for their service on the Board. On May 11, 2005, the Board granted Dr. Richard Ru Gin Chang 2,000,000 Restricted Share Units. 25% of such Restricted Share Units were vested on each of July 1, 2005, July 1, 2006 and July 1, 2007 and 750,000 ordinary shares were issued pursuant to such vesting of Restricted Share Units on each of November 9, 2005 ,August 3, 2006 and December 4, 2007. The remaining 25% of such Restricted Share Units were automatically vested on July 1, 2008.

On November 10, 2004, the Board granted to each independent Non-executive Director or Non-executive Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As of December 31, 2008, these options have not been exercised. Lai Xing Cai (who resigned as a Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006.
Five Highest Paid Individuals
The five individuals whose emoluments were the highest in the Company for the year ended December 31, 2008 and 2007, included Richard Ru Gin Chang, the Company’s President, Chief Executive Officer and an Executive Director, whose emoluments are reflected in the analysis presented above. The emoluments paid to the remaining four individuals in aggregate during the year were as follows:

	2008	2007
	(in US$)	(in US$)

Salaries, housing allowances, other allowances, and benefits in kind	$941,001	$586,065
Discretionary bonuses	—	$237,969
Stock option benefits*	$232,296	$283,125
Amounts paid to induce member to join Board	—	—

*	For a description of any options exercised in 2008, please see the summary of grants of options as set forth under “Outstanding Share Options” in this section of the annual report.
The five individuals whose emoluments were the highest in the Company for 2008 and 2007 may not be the same.

Emoluments	Number of Individuals
(in HK$)	2008	2007

$1,000,000–$1,500,000	1	—
$1,500,001–$2,000,000	3	—
$2,000,001–$2,500,000	1	4
$2,500,001–$4,500,000	—	1
$4,500,001–$5,000,000	—	—

Remuneration Policy
The Company’s employees are compensated using cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.
The Directors are compensated for their services as Directors, primarily by grants of options, to purchase ordinary shares under the 2004 Stock Option Plan. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is consistent with the compensation received by Board members in other similar publicly-traded companies.
Pursuant to an incentive program involving the offering for sale of housing constructed by the Company to the Directors, employees and certain service providers, the Company sold one property to Richard Ru Gin Chang, the Company’s President, Chief Executive Officer and an Executive Director, and one to each of the Company’s other five highest paid employees, at the same price as that at which other properties of the same type have been sold by the Company under the program.
The Company’s local Chinese employees are entitled to a retirement benefit upon retirement based on their basic salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan equivalent to 20.0%-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%-8% of their basic salary. The employer’s contribution of such an arrangement is approximately US$8.5 million, US$7.2 million and US$5.3 million for the years ended December 31, 2008, 2007 and 2006 respectively. The retirement benefits do not apply to expatriate employees.

Connected Transactions
Article 156 of the Company’s Articles provides (amongst others) that the Company may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company’s request as a director, officer, employee or agent of the Company at another entity, subject to certain limitations and applicable conditions.
The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.
The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses of its directors as permitted by law and the Listing Rules.
1.	Indemnification Agreements
a.	Original Indemnification Agreements

On or around March 18, 2004, upon completion of the Global Offering, the Company entered into identical indemnification agreements with each director whose appointment as director took effect immediately upon the Global Offering (the “Global Offering Directors”), whereby the Company agreed to (inter alia) indemnify its Global Offering Directors in respect of liability arising from their capacity as Directors of the Company (collectively, the “Original Indemnification Agreements’’). Pursuant to the Original Indemnification Agreements, the Company was obliged to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim’’) by reason of or arising out of any event or occurrence relating to the fact that he is or was a Director of the Company, or any of its subsidiaries, or is or was serving at the Company’s request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event’’). The Company’s obligation to indemnify its Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

b.	New Indemnification Agreements

At the annual general meeting of the Company’s shareholders on May 6, 2005 (the “2005 AGM”), the Company’s shareholders, other than the Directors, chief executive officer of the Company and their respective Associates (as defined in the Listing Rules) approved an amendment to the form of the Original Indemnification Agreements (the “New Indemnification Agreement”). The New Indemnification Agreements executed by each of the Directors superseded the Original Indemnification Agreements which the Company had previously entered into with any existing directors and remained in effect until the entering into between the Company and directors of amended service contracts between October 7, 2008 and April 13, 2009 which include indemnity provisions. Five of the Directors signed the amended service contracts in 2008 and the remaining Directors signed the amended service contracts in 2009.

The New Indemnification Agreement reflected the then new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules). The terms of the New Indemnification Agreements were the same as the Original Indemnification Agreements, except that the New Indemnification Agreements were subject to a term of three years and an Annual Cap (as defined and described below).

The annual cap in relation to the New Indemnification Agreements was not to exceed a maximum aggregate annual value as disclosed in the Company’s previous announcement (the “Previous Limit”). Had the Previous Limit increased, the Company would have been required to make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Indemnification Agreements.

For the year ended December 31, 2008, no payment was made to any Director under the New Indemnification Agreements.

Pursuant to Rule 14A.38 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the auditors of the Company reviewed the continuing connected transactions of the Company and its subsidiaries contemplated under the New Indemnification Agreements and reported their factual findings to the board of directors. Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-Executive Directors have reviewed the report of the auditors.

2.	Strategic Cooperation Agreement

On December 24, 2008, upon completion of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated wholly owned subsidiary, and the Company conditionally agreed to allot and issue, shares representing 19.9% of the issued share capital of the Company prior to such issuance and approximately 16.6% following such issuance at a total purchase price of US$171.8 million, the Company and Datang entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”).

Pursuant to the Strategic Cooperation Agreement, the Company intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group. In addition, the Company and Datang would share their technological research and development resources, co-operate in the development of international markets and globalisation of their businesses, and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector.

The pricing for the transactions contemplated under the Strategic Cooperation Agreement will be determined based on market value. The Proposed Cap for the period commencing December 24, 2008 and ending on the day on which the Company’s next annual general meeting will be held is US$100 million, which represents the maximum revenue expected to be generated by the Company from these transactions during such period.

For the year ended December 31, 2008, no transactions under the Strategic Cooperation Agreement took place between Datang and Company (or any of its subsidiaries).

Pursuant to Rule 14A.28 of the Listing Rules, the auditors of the Company reviewed the continuing connected transactions of the Company and its subsidiaries contemplated under the Strategic Cooperation Agreement and reported their factual findings to the board of directors. Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-Executive Directors have reviewed the report of the auditors.

Employees
The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	2005	2006	2007	2008

Managers	679	871	916	1,015
Professionals(1)	3,648	3,790	4,096	4,465
Technicians	4,127	4804	4,806	4,837
Clerical staff	642	583	287	281

Total(2)	9,096	10,048	10,105	10,598

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 283, 275, 276 and 50 temporary and part-time employees in 2005, 2006, 2007 and 2008 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

Location of Facility	2005	2006	2007	2008

Shanghai	6,232	6,400	6,292	6,632
Beijing	1,534	1,827	1,877	1,674
Tianjin	1,034	1,073	874	958
Chengdu	261	715	1,023	1,259
Shenzhen	—	—	—	33
United States	18	16	18	16
Europe	7	7	8	11
Japan	6	7	9	8
Hong Kong	4	3	4	7

Total	9,096	10,048	10,105	10,598

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.
As of December 31, 2008, 1,434 and 157 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 3,335 of the Company’s employees possessed a bachelor’s degree. The Company’s engineers received an average of 35 hours of continuing training per person in 2008.
The Company has also entered into agreements with Shanghai University, Beijing University of Technology, Tianjin Normal University and Xihua University to offer a bachelor’s degree program and Peking University, Fudan University, Jiaotong University and TianJin University to offer graduate degree programs for its technicians. These employees can earn these degrees in either Microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.
As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.
The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

Share Option Schemes
The Company’s shareholders adopted the Stock Option Plan, the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.
Stock Option Plan
The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.
Summary of the terms of the Stock Option Plan
(a)	Purpose of the Stock Option Plan

The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means, on and after the Global Offering, of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join

The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non Employee Director”).

(c)	Stock Options

Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Stock Option Plan

The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obliged to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)	Exercise Price

The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

(f)	Limit of the Stock Option Plan

The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,317,000,000).

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)	Individual Limit

The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)	Director Options

Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or Lapse of Option

A Stock Option shall terminate or lapse automatically on:
(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;

(iii)
save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).
(k)	Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service

If a Participant’s employment or service with the Company is terminated for the following reasons:
(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii)
any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company,
Then all Stock Options granted to the Participant, whether or not then vested, shall immediately laspe.

The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company

The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Stock Option Plan

The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

(p)	Amendments and Termination

The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)	Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options

Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)	Ranking of Ordinary Shares

The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the Articles for the time being in force and will rank pari passu with the Plan Shares in issue on the date of such allotment.

Employee Stock Purchase Plan
The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.
Summary of the terms of the ESPP
(a)	Purposes of the ESPP

The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join

Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”).

(c)	Offering Period

The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(d)	Employees’ Contributions under the ESPP

All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i)	six months after the effective date of any such decrease; and

(ii)	the end of the relevant Offering Period.
(e)	Grant of Purchase Right

Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i)
dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii)
subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(f)	Exercise of Purchase Right

Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase ADSs and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase ordinary shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

(g)	Limit of the ESPP

The number of ordinary shares that may be issued under the Stock Option Plan and the ESPP (the “Global Limit”) shall not exceed ten percent of the issued and outstanding ordinary shares immediately following the closing of the Global Offering (i.e., 1,317,000,000).

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares in issuance from time to time.

(h)	Period of the ESPP

The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (i).

(i)	Amendments and Termination of the ESPP

The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i)	increasing the number of ADSs approved for the ESPP; or

(ii)	decreasing the Purchase Price per ADSs.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating its employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its ADSs to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

Up and until December 31, 2008, the Company has not granted any purchase right under the ESPP.
Standard Form of Share Option Plan for Subsidiaries
The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting held on May 30, 2006.
(a)	Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join

The Compensation Committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

(c)	Stock Options

Stock Options granted under the Subsidiary Plan (“Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an Award Document to each Participant of the Subsidiary Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Subsidiary Committee is not obliged to grant Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Stock Options to executive officers of the Company or its subsidiaries.

(e)	Exercise Price

The exercise price per Subsidiary Share purchasable under a Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Stock Exchange:

(i)	in the case of an Incentive Stock Option:
(1)	granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)	granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and
(ii)	in the case of any Stock Option:
(1)	granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)
granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:
(i)
If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)
If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)
In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)	Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit

The total number of Subsidiary Shares underlying Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant Award Document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options

Each Non-Employee Subsidiary Director may be granted Stock Options to purchase Subsidiary Shares on the terms set out in the relevant Award Document.

The directors shall exercise all authority and responsibility with respect to Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Subsidiary Directors’ Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Stock Option granted to a director shall be forfeited in full if the director ‘s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director ‘s service on the Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or lapse of Option

A Stock Option shall terminate or lapse automatically on:
(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)
save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company, in the event of a complete liquidation or dissolution of the relevant subsidiary, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the Company or its subsidiaries).

(k)	Rights are personal to Subsidiary Participant

A Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of employment or service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:
(i)
the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)
any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)
any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)	relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)
for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Stock Option will be subject to the articles of association (or equivalent constitutional document) of the relevant subsidiary for the time being in force and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

At of December 31, 2008, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Outstanding Share Options
Details of the Stock Option Plans and the Stock Option Plan are as follows:
2001 Stock Option Plan

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
							Lapsed Due				before Dates	before Dates
				Exercise Price	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
Name/Eligible		Period during which	No. of Options	Per Share	Outstanding	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Employees	Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

Employees	3/28/2001	3/28/2001 - 3/27/2011	89,385,000	$0.01	4,756,500	—	—	90,000	—	4,666,500	$0.07	$0.03
Employees	4/2/2001	4/02/2001 - 4/01/2011	2,216,000	$0.01	281,000	—	—	—	—	281,000	$—	$0.03
Employees	4/16/2001	4/16/2001 - 4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	4/28/2001	4/28/2001 - 4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	$—	$0.03
Employees	5/14/2001	5/14/2001 - 5/13/2011	1,597,000	$0.01	25,000	—	—	—	—	25,000	$—	$0.03
Employees	5/15/2001	5/15/2001 - 5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	6/1/2001	6/01/2001 - 5/31/2011	80,000	$0.01	40,000	—	—	—	—	40,000	$—	$0.03
Employees	7/1/2001	7/1/2001 - 6/30/2011	745,000	$0.01	49,000	—	—	—	—	49,000	$—	$0.03
Employees	7/15/2001	7/15/2001 - 7/14/2011	1,045,000	$0.01	314,000	—	—	—	—	314,000	$—	$0.03
Employees	7/16/2001	7/16/2001 - 7/15/2011	2,220,000	$0.01	88,000	—	—	—	—	88,000	$—	$0.03
Employees	7/27/2001	7/27/2001 - 7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	7/30/2001	7/30/2001 - 7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	8/1/2001	8/01/2001 - 7/31/2011	195,000	$0.01	54,000	—	—	—	—	54,000	$—	$0.03
Employees	8/7/2001	8/07/2001 - 8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	8/15/2001	8/15/2001 - 8/14/2011	100,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	8/20/2001	8/20/2001 - 8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	9/24/2001	9/24/2001 - 9/23/2011	98,708,500	$0.01	18,536,700	50,000	—	3,814,000	—	14,672,700	$0.05	$0.03

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
							Lapsed Due				before Dates	before Dates
				Exercise Price	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
Name/Eligible		Period during which	No. of Options	Per Share	Outstanding	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Employees	Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

Employees	9/28/2001	9/28/2001 - 9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	1/24/2002	1/24/2002 - 1/23/2012	47,653,000	$0.01	11,836,500	—	—	1,522,000	—	10,314,500	$0.04	$0.03
Employees	1/24/2002	1/24/2002 - 1/23/2012	7,684,500	$0.02	1,156,800	61,000	—	53,500	—	1,042,300	$0.06	$0.03
Employees	4/10/2002	4/10/2002 - 4/09/2012	1,315,000	$0.01	10,000	—	—	—	—	10,000	$—	$0.05
Employees	4/10/2002	4/10/2002 - 4/09/2012	48,699,000	$0.02	11,915,900	490,000	—	1,475,000	—	9,950,900	$0.06	$0.05
Employees	4/11/2002	4/11/2002 - 4/10/2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	$—	$0.05
Employees	6/28/2002	6/28/2002 - 6/27/2012	39,740,000	$0.02	10,544,000	—	—	3,206,000	—	7,338,000	$0.07	$0.06
Employees	6/28/2002	6/28/2002 - 6/27/2012	18,944,000	$0.05	7,734,000	30,000	—	10,000	—	7,694,000	$0.06	$0.06
Kawanishi, Tsuyoshi	7/11/2002	7/11/2002 - 7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Employees	7/11/2002	7/11/2002 - 7/10/2012	2,780,000	$0.05	80,000	—	—	—	—	80,000	$—	$0.07
Service Providers	9/26/2002	9/26/2002 - 9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Employees	9/26/2002	9/26/2005 - 9/25/2012	5,770,000	$0.02	1,555,000	—	—	50,000	—	1,505,000	$0.07	$0.08
Employees	9/26/2002	9/26/2005 - 9/25/2012	65,948,300	$0.05	20,006,310	1,253,800	—	2,772,100	—	15,980,410	$0.08	$0.08
Employees	1/9/2003	1/09/2003 - 1/08/2013	53,831,000	$0.05	21,090,400	724,000	—	4,266,000	—	16,100,400	$0.08	$0.10
Employees	1/10/2003	1/10/2003 - 1/09/2013	720,000	$0.05	720,000	—	—	720,000	—	—	$0.07	$0.10
Employees	1/22/2003	1/22/2003 - 1/21/2013	1,060,000	$0.05	1,060,000	1,060,000	—	—	—	—	$—	$0.10
Employees	4/1/2003	4/01/2003 - 3/31/2013	18,804,900	$0.05	7,995,638	315,900	—	469,320	—	7,210,418	$0.08	$0.14
Employees	4/15/2003	4/15/2003 - 4/14/2013	550,000	$0.05	550,000	—	—	—	—	550,000	$—	$0.14

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
							Lapsed Due				before Dates	before Dates
				Exercise Price	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
Name/Eligible		Period during which	No. of Options	Per Share	Outstanding	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Employees	Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

Senior Management	4/24/2003	4/24/2003 - 4/23/2013	1,850,000	$0.05	1,450,000	—	—	—	—	1,450,000	$—	$0.14
Employees	4/24/2003	4/24/2003 - 4/23/2013	58,488,000	$0.05	23,369,400	631,000	—	2,838,000	—	19,900,400	$0.08	$0.14
Employees	7/15/2003	7/15/2003 - 7/14/2013	59,699,900	$0.05	20,347,020	822,360	—	1,342,000	—	18,182,660	$0.08	$0.17
Employees	10/10/2003	10/10/2003 - 10/09/2013	49,535,400	$0.10	24,161,900	6,220,000	—	—	—	17,941,900	$—	$0.29
Employees	1/5/2004	1/05/2004 - 1/04/2014	130,901,110	$0.10	68,598,317	6,531,515	—	95,822	—	61,970,980	$0.10	$0.33
Kawanishi, Tsuyoshi	1/15/2004	1/15/2004 - 1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	1/15/2004	1/15/2004 - 3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	1/15/2004	1/15/2004 - 1/14/2014	2,700,000	$0.10	2,155,000	—	—	—	—	2,155,000	$—	$0.14
Others	1/15/2004	1/15/2004 - 1/14/2014	4,600,000	$0.10	2,500,000	—	—	—	—	2,500,000	$—	$0.35
Employees	1/15/2004	1/15/2004 - 1/14/2014	20,885,000	$0.10	7,804,000	450,000	—	—	—	7,354,000	$—	$0.33
Senior Management	2/16/2004	2/16/2004 - 2/15/2014	900,000	$0.25	900,000	—	—	—	—	900,000	$—	$0.33
Others	2/16/2004	2/16/2004 - 2/15/2014	12,300,000	$0.25	6,130,000	—	—	—	—	6,130,000	$—	$0.35
Employees	2/16/2004	2/16/2004 - 2/15/2014	14,948,600	$0.10	4,953,500	1,041,600	—	—	—	3,911,900	$—	$0.33
Employees	2/16/2004	2/16/2004 - 2/15/2014	76,454,880	$0.25	44,416,360	3,558,100	—	—	—	40,858,260	$—	$0.33
Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.
The Company has not issued stock options under the 2001 Stock Option Plans since the completion of the Global Offering.

2001 Preference Share Plan

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
							Lapsed Due				before Dates	before Dates
				Exercise Price	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
Name/Eligible		Period during which	No. of Options	Per Share	Outstanding	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Employees	Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

Employees	9/24/2001	9/24/2001 - 9/23/2011	246,698,700	$0.11	22,274,200	824,000	—	—	—	21,450,200	$—	$0.11
Employees	9/28/2001	9/28/2001 - 9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.11
Employees	11/3/2001	11/03/2001 - 11/02/2011	780,000	$0.35	515,000	10,000	—	—	—	505,000	$—	$0.11
Employees	1/24/2002	1/24/2002 - 1/23/2012	58,357,500	$0.11	5,771,500	277,000	—	—	—	5,494,500	$—	$0.12
Employees	4/10/2002	4/10/2002 - 4/09/2012	52,734,000	$0.11	3,351,900	282,000	—	—	—	3,069,900	$—	$0.13
Employees	6/28/2002	6/28/2002 - 6/27/2012	63,332,000	$0.11	9,282,500	1,540,000	—	—	—	7,742,500	$—	$0.14
Service Providers	7/11/2002	7/11/2002 - 7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Employees	7/11/2002	7/11/2002 - 7/10/2012	4,530,000	$0.11	805,000	—	—	—	—	805,000	$—	$0.14
Service Providers	9/26/2002	9/26/2002 - 9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	9/26/2002	9/26/2002 - 9/25/2012	73,804,800	$0.11	12,383,900	645,400	—	—	—	11,738,500	$—	$0.15
Employees	1/9/2003	1/09/2003 - 1/08/2013	12,686,000	$0.11	1,237,000	—	—	—	—	1,237,000	$—	$0.17
Options to purchase preference shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees may early exercise their options to purchase preference shares. If an employee early exercises 100% of his or her options, the options vest at a rate of 25% upon each first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remains employed by the Company and the Company has completed its initial public offering as of the third anniversary of the vesting commencement date, all options shall vest.
The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to the completion of the Global Offering.

2004 Stock Option Plan

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
					Additional		Lapsed Due				before Dates	before Dates
			Exercise Price	Options	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
	Period during which	No. of Options	Per Share	Outstanding	Granted During	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	Period	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

3/18/2004	3/18/2004 - 3/17/2014	190,000	$0.35	190,000	—	—	—	—	—	190,000	$—	$0.35
3/18/2004	3/18/2004 - 3/17/2014	20,000	$0.35	20,000	—	—	—	—	—	20,000	$—	$0.35
3/18/2004	3/18/2004 - 3/17/2014	49,869,700	$0.35	29,693,600	—	3,082,650	—	—	—	26,610,950	$—	$0.35
4/7/2004	4/07/2004 - 4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
4/25/2004	4/25/2004 - 4/24/2014	22,591,800	$0.28	14,511,900	—	3,578,700	—	—	—	10,933,200	$—	$0.28
7/27/2004	7/27/2004 - 7/26/2014	200,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
7/27/2004	7/27/2004 - 7/26/2014	35,983,000	$0.20	19,257,000	—	2,101,000	—	—	—	17,156,000	$—	$0.20
11/10/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
11/10/2004	11/10/2004 - 11/09/2014	52,036,140	$0.22	27,125,125	—	4,603,925	—	—	—	22,521,200	$—	$0.22
11/10/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
11/10/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
11/10/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
11/10/2004	11/10/2004 - 11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
5/11/2005	5/11/2005 - 5/10/2015	900,000	$0.20	900,000	—	—	—	—	—	900,000	$—	$0.20
5/11/2005	5/11/2005 - 5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
5/11/2005	5/11/2005 - 5/10/2015	94,581,300	$0.20	62,241,236	—	7,615,595	—	—	—	54,625,641	$—	$0.20
5/11/2005	5/11/2005 - 5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
8/11/2005	8/11/2005 - 8/10/2015	32,279,500	$0.22	17,821,700	—	2,873,600	—	—	—	14,948,100	$—	$0.22
11/11/2005	11/11/2005 - 11/10/2015	11,640,000	$0.15	11,640,000	—	—	—	—	—	11,640,000	$—	$0.15
11/11/2005	11/11/2005 - 11/10/2015	3,580,000	$0.15	3,580,000	—	—	—	—	—	3,580,000	$—	$0.15
11/11/2005	11/11/2005 - 11/10/2015	149,642,000	$0.15	111,336,200	—	11,770,800	—	—	—	99,565,400	$—	$0.15
2/20/2006	2/20/2006 - 2/19/2016	62,756,470	$0.15	45,087,976	—	7,978,041	—	—	—	37,109,935	$—	$0.15
5/12/2006	5/12/2006 - 5/11/2016	22,216,090	$0.15	17,319,000	—	2,400,200	—	—	—	14,918,800	$—	$0.15
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	400,000	$0.13	400,000	—	400,000	—	—	—	—	$—	$0.13

											Weighted	Weighted
											Average Closing	Average Closing
											Price of Shares	Price of Shares
							Options				immediately	immediately
					Additional		Lapsed Due				before Dates	before Dates
			Exercise Price	Options	Options		to Repurchase of	Options	Options	Options	on which Options	on which Options
	Period during which	No. of Options	Per Share	Outstanding	Granted During	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Exercised	were Granted
Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	Period	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

9/29/2006	9/29/2006 - 9/28/2016	40,394,000	$0.13	32,359,500	—	4,020,300	—	—	—	28,339,200	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
9/29/2006	9/29/2006 - 9/28/2011	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
11/10/2006	11/10/2006 - 11/09/2016	2,450,000	$0.13	2,150,000	—	—	—	—	—	2,150,000	$—	$0.13
11/10/2006	11/10/2006 - 11/09/2016	33,271,000	$0.11	24,821,000	—	3,801,200	—	—	—	21,019,800	$—	$0.11
5/16/2007	5/16/2007 - 5/15/2017	122,828,000	$0.15	112,275,000	—	17,876,950	—	—	—	94,398,050	$—	$0.15
5/16/2007	5/16/2007 - 5/15/2017	2,000,000	$0.15	2,000,000	—	—	—	—	—	2,000,000	$—	$0.15
5/16/2007	5/16/2007 - 5/15/2017	5,421,000	$0.15	5,421,000	—	420,000	—	—	—	5,001,000	$—	$0.15
12/28/2007	12/28/2007 - 12/27/2017	89,839,000		89,839,000	—	21,366,000	—	—	—	68,473,000	$—	$0.10
12/28/2007	12/28/2007 - 12/27/2017	3,800,000		3,800,000	—	—	—	—	—	3,800,000	$—	$0.10
2/12/2008	2/12/2008 - 2/11/2018	126,941,000	$0.08	—	126,941,000	16,364,200	—	—	—	110,576,800	$—	$0.08
2/12/2008	2/12/2008 - 2/11/2018	2,300,000	$0.08	—	2,300,000	—	—	—	—	2,300,000	$—	$0.08
2/12/2008	2/12/2008 - 2/11/2018	600,000	$0.08	—	600,000	—	—	—	—	600,000	$—	$0.08
11/18/2008	11/18/2008 - 11/17/2018	117,224,090	$0.02	—	117,224,090	7,288,000	—	—	—	109,936,090	$—	$0.02
11/18/2008	11/18/2008 - 11/17/2018	1,375,000	$0.02	—	1,375,000	—	—	—	—	1,375,000	$—	$0.02
11/18/2008	11/18/2008 - 11/17/2018	400,000	$0.02	—	400,000	—	—	—	—	400,000	$—	$0.02
Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

2004 Equity Incentive Plan

												Weighted	Weighted
												Average Closing	Average Closing
												Price of Shares	Price of Shares
												immediately	immediately
								Options				before Dates on	before Dates on
						Additional		Lapsed Due				which Restricted	which Restricted
				Exercise price	Options	Options		to Repurchase of	Options	Options	Options	Share Units	Share Units
Name/Eligible		Period during which	No. of Options	Per Share	Outstanding	Granted During	Options Lapsed	Ordinary Shares	Exercised	Cancelled	Outstanding	were Vested	were Granted
Employees	Date Granted	Rights Exercisable	Granted	(USD)	as of 12/31/07	Period	During Period	During Period*	During Period	During Period	as of 12/31/08	(USD)	(USD)

Employees	7/1/2004	7/01/2005 - 6/30/2015	96,856,590	$0.00	14,775,610	—	1,499,500	—	13,156,109	—	120,001	$0.06	$0.22
Senior Management	7/27/2004	7/27/2005 - 7/26/2015	1,130,000	$0.00	382,500	—	—	—	382,500	—	—	$0.04	$0.20
Employees	7/27/2004	7/27/2005 - 7/26/2015	18,747,520	$0.00	2,961,880	—	230,000	—	2,581,880	—	150,000	$0.05	$0.20
Employees	5/11/2005	5/11/2006 - 5/10/2016	4,630,000	$0.00	740,000	—	70,000	—	347,500	—	322,500	$0.08	$0.20
Richard Chang	5/11/2005	5/11/2006 - 5/10/2016	2,000,000	$0.00	500,000	—	—	—	500,000	—	—	$0.06	$0.20
Senior Management	8/11/2005	8/11/2005 - 8/10/2015	916,830	$0.00	556,111	—	—	—	278,055	—	278,056	$0.06	$0.22
Others	8/11/2005	8/11/2005 - 8/10/2015	156,888	$0.00	18,788	—	—	—	9,394	—	9,394	$0.02	$0.22
Employees	8/11/2005	8/11/2005 - 8/10/2015	69,430,022	$0.00	25,011,731	—	2,766,971	—	11,147,191	—	11,097,569	$0.04	$0.22
Senior Management	11/11/2005	11/11/2005 - 11/10/2015	2,910,000	$0.00	2,182,500	—	—	—	727,500	—	1,455,000	$0.10	$0.15
Others	11/11/2005	11/11/2005 - 11/10/2015	2,100,000	$0.00	1,075,000	—	—	—	525,000	—	550,000	$0.06	$0.15
Employees	11/11/2005	11/11/2005 - 11/10/2015	40,275,000	$0.00	23,408,750	—	1,770,000	—	7,666,250	—	13,972,500	$0.09	$0.15
Employees	2/20/2006	2/20/2006 - 2/19/2016	3,110,000	$0.00	1,647,500	—	755,000	—	442,500	—	450,000	$0.10	$0.15
Employees	5/12/2006	5/12/2006 - 5/11/2016	2,700,000	$0.00	2,450,000	—	75,000	—	650,000	—	1,725,000	$0.09	$0.15
Employees	9/29/2006	9/29/2006 - 9/28/2016	720,000	$0.00	390,000	—	75,000	—	105,000	—	210,000	$0.05	$0.13
Albert Y.C. Yu	9/29/2006	9/29/2006 - 9/28/2016	500,000	$0.00	500,000	—	—	—	500,000	—	—	$0.07	$0.13
Others	11/10/2006	11/10/2006 - 11/09/2016	1,688,864	$0.00	1,616,648	—	—	—	772,216	—	844,432	$0.03	$0.11
Employees	11/10/2006	11/10/2006 - 11/09/2016	7,340,000	$0.00	4,425,000	—	678,750	—	1,581,250	—	2,165,000	$0.03	$0.11
Employees	5/16/2007	5/16/2007 - 5/15/2017	33,649,720	$0.00	29,930,790	—	3,067,750	—	7,238,680	—	19,624,360	$0.10	$0.14
Others	5/16/2007	5/16/2007 - 5/15/2017	1,000,000	$0.00	1,000,000	—	—	—	250,000	—	750,000	$0.08	$0.14
Employees	12/28/2007	12/28/2007 - 12/27/2017	4,910,000	$0.00	4,910,000	—	525,000	—	777,500	—	3,607,500	$0.04	$0.10
Others	12/28/2007	12/28/2007 - 12/27/2017	960,000	$0.00	960,000	—	—	—	240,000	—	720,000	$0.06	$0.10
Employees	2/12/2008	2/12/2008 - 2/11/2018	38,597,100	$0.00	—	38,597,100	4,262,650	—	75,000	—	34,259,450	$0.03	$0.08
Senior Management	2/12/2008	2/12/2008 - 2/11/2018	960,000	$0.00	—	960,000	—	—	—	—	960,000	$—	$0.08
Others	2/12/2008	2/12/2008 - 2/11/2018	270,000	$0.00	—	270,000	—	—	—	—	270,000	$—	$0.08
Employees	11/18/2008	11/18/2008 - 11/17/2018	2,080,000	$0.00	—	2,080,000	—	—	—	—	2,080,000	$—	$0.02
Awards of the RSUs issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Awards of the RSUs issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

CORPORATE GOVERNANCE REPORT
The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.
Corporate Governance Practices
The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code and many of the Recommended Practices that were in effect prior to January 1, 2009.
In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2008 to December 31, 2008, in compliance with the CG Policy.
Model Code for Securities Transactions by Directors of Listed Issuers
The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2008. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.
The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.
The Board consists of seven Directors and one Alternate Director as at the date of the annual report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual general meeting of shareholders.

Each class of Director will serve terms of three years. The Class I Directors were re-elected for a term of three years at the 2008 AGM (except Prof. Edward S Yang who was appointed as a Director by the Board on February 5, 2009 to hold office until the 2009 AGM and, if re-elected at the 2009 AGM, until immediately prior to the 2011 annual general meeting of the Company). The Class II Directors were re-elected for a term of three years at the 2006 AGM. The Class III Directors were re-elected at the 2007 AGM for a term of three years (except Zhou Jie who was appointed as a Director by the Board on January 23, 2009 to hold office until the 2009 AGM and if re-elected at the 2009 AGM, until immediately prior to the 2010 annual general meeting of the Company).
The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Yang Yuan Wang	Chairman, Independent Non-executive Director	Class III
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Edward S Yang	Independent Non-executive Director	Class I
Jiang Shang Zhou	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Wang Zheng Gang	Alternate Director to Zhou Jie	Class III
Brief biographical details for Board members are set out on pages 32 through 34. During the year ended December 31, 2008, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors on the board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Prof. Yang Yuan Wang and Dr. Richard Ru Gin Chang, respectively.
At the 2009 AGM, Jiang Shang Zhou and Lip-Bu Tan will retire from office on the date of the 2009 AGM pursuant to Article 90 of the Articles. Mr. Jiang and Mr. Tan will each offer himself for re-election at the 2009 AGM. If re-elected, each of Mr. Jiang and Mr. Tan would hold office until the 2012 AGM.
At the 2009 AGM, Mr. Zhou Jie and Prof. Edward S Yang will retire from office on the date of the 2009 AGM pursuant to Article 126 of the Articles. Mr. Zhou and Prof. Yang will offer himself for re-election at the 2009 AGM. If re-elected, Mr. Zhou and Prof. Yang would hold office until the 2010 and 2011 AGM, respectively.
The Company confirmed that it has received an annual independent confirmation from each Independent Non-executive Director as required by the Listing Rules. As such, the Company still considers these Directors to be independent. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.
All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

During the year ended December 31, 2008, the Board held a total of thirteen (13) meetings. Details of Directors’ attendance at the Board meetings for the period of their appointments are set forth below:

	Number of Meetings Attended	Attendance Rate
From January to May 2008
Wang Yang Yuan	2/2	100%
Richard Ru Gin Chang	2/2	100%
Ta-Lin Hsu (1)	2/2	100%
Jiang Shang Zhou (2)	2/2	100%
Tsuyoshi Kawanishi	2/2	100%
Henry Shaw	2/2	100%
Lip-Bu Tan	2/2	100%
Albert Y. C. Yu (3)	2/2	100%
Wang Zheng Gang	2/2	100%
Average Attendance Rate		100%

From June to September 2008
Wang Yang Yuan (4)	7/7	100%
Richard Ru Gin Chang	7/7	100%
Ta-Lin Hsu (5)	7/7	100%
Jiang Shang Zhou	5/7	71%
Tsuyoshi Kawanishi (6)	7/7	100%
Henry Shaw	7/7	100%
Lip-Bu Tan	6/7	86%
Wang Zheng Gang	7/7	100%
Average Attendance Rate		95%

From October to December 2008
Wang Yang Yuan	4/4	100%
Richard Ru Gin Chang	4/4	100%
Jiang Shang Zhou	4/4	100%
Tsuyoshi Kawanishi (7)	4/4	100%
Henry Shaw	4/4	100%
Lip-Bu Tan	2/4	50%
Wang Zheng Gang	4/4	100%
Average Attendance Rate		93%

(1)	1 of these meetings was attended by proxy.

(2)	1 of these meetings was attended by proxy.

(3)	Albert Y. C. Yu retired as Independent Non-Executive Director at the AGM on June 2, 2008.

(4)	2 of these meetings were attended by proxy.

(5)	Ta-Lin Hsu resigned as Independent Non-Executive Director on September 30, 2008.

(6)	2 of these meetings were attended by proxy.

(7)	2 of these meetings were attended by proxy.

Procedure regarding the Appointment of Directors
The standard procedures regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholdings in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.
Board Committees
The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.
Compensation Committee
As of December 31, 2008, the members of the Company’s compensation committee (the “Compensation Committee”) were Lip-Bu Tan (chairman of Compensation Committee), and Tsuyoshi Kawanishi. Effective as of February 5, 2009, Zhou Jie is also a member of the Compensation Committee. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.
The responsibilities of the Compensation Committee include, among other things:
•
approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

•
administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•
reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

In 2007, the Compensation Committee reviewed the total compensation package for Dr. Chang, who was the President and Chief Executive Officer of the Company and an Executive Director and awarded him an annual salary of US$157,477. In 2006, the Compensation Committee reviewed and approved the total compensation package for Dr. Chang, who was the President and Chief Executive Officer of the Company and an Executive Director, as well as that of the other members of the management team of the Company. Based on the Compensation Committee’s review of the Company’s corporate goals for 2006 and comparable total compensation packages for presidents and chief executive officers of other publicly-listed companies in the same or a similar industry, the Compensation Committee awarded Dr. Chang an annual salary of US$155,076. In 2005, the Compensation Committee granted Dr. Chang fifteen million (15,000,000) options to purchase ordinary shares under the 2004 Stock Option Plan and awarded him two million (2,000,000) RSUs under the 2004 Equity Incentive Plan. As of December 31, 2008, 1,500,000 RSUs had been issued and vested and 500,000 RSUs had been vested but remained unissued.
On September 29, 2006, the Board granted to each Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2008, these options have not been exercised. Mr. Fang Yao (who resigned as Non-executive Director on August 30, 2007) and Mr. Jiang Shang Zhou have declined such option. The options granted to Dr. Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr. Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.
On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. These Restricted Share Units were fully vested on May 30, 2008 and issued on June 3, 2008.
On November 10, 2004, the Board granted to each independent Non-executive Director and Non-executive Director, an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009 or 120 days after termination of director’s service to the Board. As of December, 31, 2007, these options have not been exercised. Mr. Lai Xing Cai (who resigned as an Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006. The options granted to Dr Albert Yu (who resigned as an Independent Non-executive Director on June 2, 2008) lapsed on September 30, 2008. The options granted to Dr Ta-Lin Hsu (who resigned as an Independent Non-executive Director on September 30, 2008) lapsed on January 29, 2009. The options granted to Mr. Henry Shaw (who resigned as an Independent Non-executive Director on January 13, 2009) will lapse on May 13, 2009.
In addition to reviewing the remuneration of the Non-executive Directors and the members of the Company’s management, the Compensation Committee reviewed and approved the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans. The Compensation Committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.
The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.
During the year ended December 31, 2008, the Compensation Committee held a total of four (4) meetings. Details of Directors’ attendance at the Compensation Committee are set forth below:

From January to July 2008

Ta-Lin Hsu(1)	3/3	100%
Tsuyoshi Kawanishi	3/3	100%
Lip-Bu Tan	3/3	100%
Average Attendance Rate		100%

From August to December 2008

Tsuyoshi Kawanishi	1/1	100%
Lip-Bu Tan	1/1	100%
Average Attendance Rate		100%

(1)	Ta-Lin Hsu resigned as Independent Non-Executive Director on September 30, 2008.
Audit Committee
As of December 31, 2008, the members of the Audit Committee were Lip-Bu Tan (chairman of Audit Committee), Yang Yuan Wang and Jiang Shang Zhou. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. See “Connected Transactions” for a description of transactions between the Company and the members of the Audit Committee. In addition to acting as Audit Committee member of the Company, Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of two other publicly traded companies, namely SINA Corporation and Flextronics International Ltd.. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:
•
making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•
reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

•
reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•
reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•
establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During 2008, the Audit Committee reviewed:
•	the financial reports for the year ended December 31, 2007 and the six month period ended June 30, 2008;

•	the quarterly earnings releases and any updates thereto;

•	the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•	the Company’s budget for 2008;

•	the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to the Board;

•
the findings of the Company’s Risk Management Committee (as defined and discussed below) which assesses risks relating to the Company and the compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•	the audit fees for the Company’s outside auditors; and

•	the Company’s outside auditors’ engagement letters.
The Audit Committee reports its work, findings and recommendations to the Board during each Board meeting.
The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2008, the Audit Committee held a total of four (4) meetings. Details of Directors’ attendance at the Audit Committee are set forth below:

From January to April 2008

Henry Shaw(1)	2/2	100%
Lip-Bu Tan(2)	2/2	100%
Yang Yuan Wang	2/2	100%
Average Attendance Rate		100%

From May to July 2008

Lip-Bu Tan	1/1	100%
Yang Yuan Wang	1/1	100%
Average Attendance Rate		100%

From August to December 2008

Lip-Bu Tan	1/1	100%
Yang Yuan Wang	1/1	100%
Jiang Zhang Zhou	1/1	100%
Average Attendance Rate		100%

(1)	Henry Shaw resigned as Independent Non-Executive Director on January 13, 2009.

(2)	One of these meetings was attended by proxy.
At each quarterly Audit Committee meeting, the Audit Committee reviews with the Acting Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board approves the financial statements.
Auditors’ Remuneration
The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2008.

2008

Audit Fees	$1,584,925
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—

Total	$1,584,925

Internal Controls
In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission. Beginning in fiscal year 2006, the Company’s external auditors are required to attest to such assessment.
The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.
The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.
The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2008 and at the date of this annual report, is effective and adequate.
Internal Audit Department
Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the Audit Committee will review and approve an annual internal audit plan, which is based on a risk assessment methodology, which assists in determining business risks and establishing appropriate audit frequencies.
Based on this annual audit plan, the Internal Audit Department will audit the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:
•	reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•
reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

•
identifying significant risks to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.
In addition, the Internal Audit Department will audit areas of concern identified by the Risk Management Committee or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.
After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.
The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.
Risk Management Committee
The Risk Management Committee identifies, analyzes, and assesses enterprise-wide risks, monitors the Company’s risk management efforts, and reports on the effectiveness of the Company’s enterprise risk management programs. The Risk Management Committee is responsible for developing the Company’s risk management strategy; establishing, reviewing, and approving policies and procedures to control risks as well as to prevent fraud; determining risk tolerances for measurement; preparing a risk management implementation plan and assigning responsibilities; and designing and preparing education and awareness programs and its implementation plans. Such risks can include without limitation, legal risks, credit risks, market risks, operational risks, environmental risks, and systemic risks. The Risk Management Committee consists of members of the Company’s management team, including three executive officers of the Company.
The Risk Management Committee reports to the Chief Executive Officer periodically, and to the Audit Committee on a quarterly basis. If requested, the chair of the Risk Management Committee will report to the Board on major issues of the enterprise risk management programs.
Disclosure Committee
The Disclosure Committee oversees all information disseminated by the Company, including regulatory filings and submissions made pursuant to the Exchange Act or the Listing Rules, being properly recorded, processed, summarized, and reported to the management of the Company to allow timely decisions regarding the required disclosure. Accordingly, the Disclosure Committee has established a disclosure policy and procedure, which establishes the procedures for the handling and disseminating of price-sensitive information.

With respect to the Company’s periodic filings pursuant to the Exchange Act or the Listing Rules, the Disclosure Committee identifies and communicates the extent and nature of all disclosures to be made in such filings, reviews the filings, with a particular focus on “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; reviews and discusses with the Chief Financial Officer whether the Company’s filings provide a fair representation of the Company’s financial condition, results of operation, and cash flows, assesses the materiality of specific events and developments to the Company; and reviews financial reporting issues that are significant to the Company and other material reporting matters.
The Disclosure Committee consists of members of the Company’s management team, including two executive officers of the Company.
Compliance Office
The Compliance Office monitors the Company’s compliance under applicable corporate governance laws and regulations. In particular, the Compliance Office monitors and implements the Company’s anti-fraud policy and investigates any reported cases of breach; and monitors the Company’s compliance with the Code of Business Conduct and Ethics (as described and defined below) and the Insider Trading Policy. The anti-fraud policy sets forth the Company’s policy regarding the prevention, detection and management of fraud and fair dealing in matters pertaining to fraud. The Company has established an email address for the Compliance Officers and the Audit Committee, dedicated to responding to any allegations of fraud and breaches of the Code of Business Conduct and Ethics or the Insider Trading Policy of the Company. The Code of Business Conduct and Ethics provides employees with guidelines pertaining to proper behavior in the workplace and appropriate representation of the Company when outside the workplace. The Insider Trading Policy sets forth the policy and procedures governing the dealing in the Company’s securities by employees, including the Chief Executive Officer and members of the Company’s management, and members of the Board (and their associates).
On at least a quarterly basis, the Compliance Office reports to the Audit Committee regarding any breaches of any of these policies.
The Compliance Office consists of members of the Company’s management team, including an executive officer of the Company.
Shareholder Rights
The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to put forward proposals at an annual general meeting are available upon request from the Company Secretary.

Enquiries may be submitted to the Board by contacting either the Company Secretary at the principal executive offices of the Company or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be put to the Company Secretary by the same means.
Shareholder Communications and Investor Relations
The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2008 AGM, which was held on June 2, 2008 at the Company’s headquarters in Shanghai, China, the President of the Company, as well as the Company’s outside auditors, were present to answer questions from the shareholders. Together with this annual report, an annual general meeting circular is distributed to all shareholders within the prescribed time period required by the Listing Rules, notifying the shareholders about the 2009 AGM. The circular and the accompanying materials set forth the relevant information relating to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The results of the poll are published in accordance with the requirements of the Listing Rules.
On the first business day after the 2008 AGM, the results of the poll were published on the web sites of the Company and HKSE. During the 2008 AGM, the Company’s shareholders:
•	received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2007;

•	re-elected Richard Chang and Henry Shaw as Class I Directors for terms of three years and authorised the Board to fix their remuneration;

•	re-elected Deloittee Touche Tohmatsu as Auditors of the Company and authorised the Audit Committee to fix their remuneration;

•
approved the general mandate to Directors to allot, issue, grant, distribute, and otherwise deal with additional shares in the Company not exceeding 20% of the issued share capital of the Company as of the date of the 2008 AGM; and

•	approved the general mandate to Directors to repurchase shares in the Company not exceeding 10% of the issued share capital of the Company as of the date of the 2008 AGM.
A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the President and Chief Executive Officer and the Acting Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial ownership as of December 31, 2008 of the ordinary shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 49.
The market capitalization of the Company as of December 31, 2008 was HK$7,256,530,068.8 (issued share capital of 22,327,784,827 ordinary shares at the closing market price of HK$0.3250 per ordinary share). The public float as of such date was approximately 72.98%.
The 2009 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on June 23, 2009 at 3:00 p.m. All shareholders are invited to attend.
Code of Business Conduct and Ethics
The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.
US Corporate Governance Practices
Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers such as the Company are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with the rules relating to the audit committee. Please refer to the following website at http:/www.smics.com/website/enVersion/IR/corporateGovernance.htm for a summary of the significant differences between the Company’s corporate governance practices and those required of U.S. companies under New York Stock Exchange listing standards.

SOCIAL RESPONSIBILITIES
SMIC in the Community
SMIC has a tradition of supporting the communities in which we operate, both through the involvement of our employees and through philanthropic donations. SMIC has built extensive housing, education, and service communities near our manufacturing sites and has helped the local communities to grow and prosper significantly with us. In 2008, SEMI China selected SMIC as the winner of its Outstanding Corporate Social Contribution Award, in recognition of SMIC’s unyielding commitment to a better community.
Support for Education
In addition to building kindergartens and schools for our employees’ children, SMIC is dedicated to supporting education initiatives in impoverished areas of China. SMIC has been a long-standing supporter of the Enyou Foundation and our senior management has been actively involved in the foundation. SMIC’s Chief Executive Officer, Dr. Richard Chang has helped to build dozens of schools in China’s inland provinces such as Yunnan and Gansu. For the past five years, SMIC has supported the Enyou Foundation’s Teacher Training Program, aimed to empower rural educators with modernized teaching skills, methodologies, and know-how. SMIC contributes accommodations, classrooms, volunteer teachers and staff, and other facilities.
Support for the Environment
SMIC goes to great lengths to act as a responsible steward of natural resources. This commitment to the environment is reflected in the company’s ISO14001 certification from the British Standards Institute in 2002 and its Sony Green Partner status in 2007. Attaining ISO14001 certification requires establishing a world-class environmental management system that abides by a rigorous set of international standards. As a Sony Green Partner, SMIC demonstrates environmentally friendly processes and materials. These systems help SMIC ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.
SMIC strives to recycle, reduce, and reuse energy and materials utilized in our manufacturing facilities and offices. Our manufacturing plants feature state of the art water recycling systems, which recycle and reuse wastewater in a multitude of ways. The wastewater treatment plants at every SMIC fab recycle up to 70 percent of the wastewater back into the fab. The rest of the wastewater is reused in office toilets and sprinkler systems. At SMIC’s Beijing fab, large rain water collection facilities and air cooling systems take advantage of the cold winter air to help cool the manufacturing facilities. In all office buildings, recycling bins are strategically located near bathrooms, walkways, and cafeterias to promote employee participation in recycling waste materials.
SMIC’s core belief in renewable energy is embedded directly in the future direction of our business as evidenced by our Fab 10, used to manufacture solar cell panels and modules. Not only do we believe that the solar power market will be beneficial to our business, but also we can increase manufacturing capacity, reduce manufacturing costs, and more importantly, contribute in aiding the migration to renewable energy sources through technological advances.

Employee Well-Being
At SMIC, we focus on quality control and product innovation while placing an emphasis on preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We hope to improve employee well-being, protect the environment, and raise environmental protection, safety, and health (“ESH”) standards for all SMIC employees and the environment in which we operate. Through continuous improvement, we strive to be environmentally responsible and aim to strengthen our operational risk management.
To achieve these goals, SMIC is committed to:
•	ensuring that employee health and safety and improving environmental quality for employees and the lands we operate are the primary responsibilities of every SMIC manager;

•	establishing a culture of ownership by instilling ESH values into each SMIC employee, process, product, and service;

•	providing regular ESH training to increase employees’ knowledge and communication levels;

•	exploring and developing new technologies to reclaim, reduce, reuse and recycle;

•	following ESH regulations and international protocols while fulfilling customer requirements;

•	strengthening new equipment and material auditing and change-management;

•	communicating ESH regulations to all SMIC suppliers and contractors; and

•	implementing preventative measures and emergency response capabilities to prevent accidents.
Employee Health & Safety
SMIC’s safety management philosophy is based on accident prevention and frequent safety audits. Accident prevention is achieved through:
•	mandatory staff and vendor safety training;

•
compliance of equipment and facilities to international safety standards set by: Semiconductor Equipment and Materials International (SEMI), National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

•	continuous improvement in service and product quality and reliability through the implementation of our PDCA (plan, do, check, act) steps, together with internal and external customer feedback;

•	regularly scheduled safety audits that are performed in accordance with established world standards to achieve an AAA audit rating, OHSAS18001 internal audit, and self-check rules; and

•	establishment of the Emergency Response Center to centralize emergency response at SMIC.

At SMIC, we provide occupational health and hygiene management for the welfare of our employees. This includes the monitoring of indoor air quality (IAQ), illumination, radiation, noise, and drinking water.
In addition, we have on-site health surveillance and primary care services such as:
•	24-hour on-site health center services;

•	medical emergency response & disaster planning;

•	occupational physical examination and record keeping;

•	general physical examination and record keeping;

•	injury and illness case management;

•	vaccination services; and

•	international travel health program.
OHSAS18001 Certification
SMIC attained OHSAS18001 (Occupation Health and Safety Assessment Series) certification from the British Standard Institute in September 2003. The OHSAS18001 standard is a key component of a corporation’s total health and safety management, and is based on international safety and health standards. It aims to reduce work environment risks, protect company assets, and provide employees a safer and healthier working environment.
With this certification, SMIC has achieved a new milestone in safety and risk management. By creating a safer and healthier environment for our employees, it demonstrates to our customers and investors that we are dedicated to lowering risk and building confidence and demonstrates our spirit of “continuous development and improvement.”
Employee Care
In addition to health and safety considerations for our employees, SMIC also cares for employees through on the job training, graduate degree opportunities, on-campus housing, social clubs and activities, employee athletic and recreational facilities, primary and secondary education for children of employees, and numerous other facilities and services dedicated to enriching the lives of our employees and their families.

REPORT BY MANAGEMENT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of SMIC is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.
SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, our internal control over financial reporting is effective based on the COSO criteria.
SMIC’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on our internal control over financial reporting, which immediately follows this report.
April 17, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation:
We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2008, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in Note 2(s), effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 17, 2009

CONSOLIDATED BALANCE SHEETS
(In US dollars, except share data)

		December 31,
	NOTES	2008	2007	2006

ASSETS
Current assets:
Cash and cash equivalents		$450,229,569	$469,284,013	$363,619,731
Restricted Cash		6,254,813	—
Short-term investments	5	19,928,289	7,637,870	57,950,603
Accounts receivable, net of allowances of $5,680,658, $4,492,090 and $4,048,845 at December 31, 2008, 2007—and 2006, respectively	7	199,371,694	298,387,652	252,184,975
Inventories	8	171,636,868	248,309,765	275,178,952
Prepaid expense and other current assets		56,299,086	31,237,755	20,766,945
Receivable for sale of manufacturing equipment		23,137,764	17,321,000	70,544,560
Assets held for sale	9	—	3,123,567	9,420,729

Total current assets		926,858,083	1,075,301,622	1,049,666,495

Land use rights, net	10	74,293,284	57,551,991	38,323,333
Plant and equipment, net	11	2,963,385,840	3,202,957,665	3,244,400,822
Acquired intangible assets, net	13	200,059,106	232,195,132	71,692,498
Deferred cost, net	28	47,091,516	70,637,275	94,183,034
Equity investment	14	11,352,186	9,896,398	13,619,643
Other long-term prepayments		1,895,337	2,988,404	4,119,433
Deferred tax assets	19	45,686,470	56,915,172	25,286,900

TOTAL ASSETS		$4,270,621,822	$4,708,443,659	$4,541,292,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15	$185,918,539	$301,992,739	$309,129,199
Accrued expenses and other current liabilities		122,173,803	150,109,963	97,121,231
Short-term borrowings	17	201,257,773	107,000,000	71,000,000
Current portion of promissory note	16	29,242,001	29,242,000	29,242,001
Current portion of long-term debt	17	360,628,789	340,692,788	170,796,968
Income tax payable		552,006	1,152,630	72,417

Total current liabilities		899,772,911	930,190,120	677,361,816

		December 31,
	NOTES	2008	2007	2006

Long-term liabilities:
Promissory notes	16	23,589,958	51,057,163	77,601,657
Long-term debt	17	536,518,281	616,294,743	719,570,905
Long-term payables relating to license agreements	18	18,169,006	62,833,433	16,992,950
Other long term liabilities		—	—	3,333,333
Deferred tax liabilities	19	411,877	604,770	210,913

Total long-term liabilities		578,689,122	730,790,109	817,709,758

Total liabilities		1,478,462,033	1,660,980,229	1,495,071,574

Commitments	25
Minority interest	20	42,795,288	34,944,408	38,800,666

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,327,784,827, 18,558,919,712 and 18,432,756,463 shares issued and outstanding at December 31, 2008, 2007 and 2006, respectively	21	8,931,114	7,423,568	7,373,103
Additional paid-in capital		3,489,382,267	3,313,375,972	3,288,765,465
Accumulated other comprehensive (loss) income		(439,123)	(1,881)	91,840
Accumulated deficit		(748,509,757)	(308,278,637)	(288,810,490)

Total stockholders’ equity		2,749,364,501	3,012,519,022	3,007,419,918

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,270,621,822	$4,708,443,659	$4,541,292,158

Net current assets		$27,085,172	$145,111,502	$372,304,679

Total assets less current liabilities		$3,370,848,911	$3,778,253,539	$3,863,930,342

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share data)

		Year ended December 31,
	NOTES	2008	2007	2006

Sales	26	$1,353,711,299	$1,549,765,288	$1,465,322,867
Cost of sales		1,412,851,079	1,397,037,881	1,338,155,004

Gross (loss) profit		(59,139,780)	152,727,407	127,167,863

Operating expenses (income):
Research and development		102,239,779	97,034,208	94,170,750
General and administrative		58,841,103	74,489,877	47,364,533
Selling and marketing		20,661,254	18,715,961	18,231,048
Amortization of acquired intangible assets		32,191,440	27,070,617	24,393,561
Impairment loss of long-lived assets	12, 13	106,740,667	—	—
Income from sale of equipment and other fixed assets	9, 11	(2,877,175)	(28,651,446)	(43,121,929)

Total operating expenses, net		317,797,068	188,659,217	141,037,963

Loss from operations	31	(376,936,848)	(35,931,810)	(13,870,100)

Other income (expense):
Interest income		11,542,339	12,348,630	14,916,323
Interest expense		(50,766,958)	(37,936,126)	(50,926,084)
Foreign currency exchange gain (loss)		3,229,710	11,249,889	(21,912,234)
Others, net		7,428,721	2,237,902	1,821,337

Total other expense, net		(28,566,188)	(12,099,705)	(56,100,658)

Loss before income tax		(405,503,036)	(48,031,515)	(69,970,758)
Income tax benefit (expense)	19	(26,432,993)	29,719,775	24,927,744
Minority interest		(7,850,880)	2,856,258	(18,803)
Loss from equity investment	14	(444,211)	(4,012,665)	(4,201,247)

Net loss before cumulative effect of a change in accounting principle		(440,231,120)	(19,468,147)	(49,263,064)
Cumulative effect of a change in accounting principle		—	—	5,153,986

Net loss		$(440,231,120)	$(19,468,147)	$(44,109,078)

On the basis of net loss before accounting change per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of an accounting change per share, basic and diluted	23	$—	$—	$0.00

Loss per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Shares used in calculating basic and diluted loss per share	23	18,682,544,866	18,501,940,489	18,334,498,923

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars, except share data)

				Accumulated
			Additional	other	Deferred		Total
		Ordinary	paid-in	comprehensive	stock	Accumulated	stockholders	Comprehensive
	Share	Amount	capital	income (loss)	compensation, net	deficit	equity	loss

Balance at January 1, 2006	18,301,680,867	$7,320,673	$3,291,439,835	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155

Exercise of stock options	132,744,596	53,098	3,912,210	—	—	—	3,965,308
Repurchase of restricted ordinary shares	(1,669,000)	(668)	(57,522)	—	—	—	(58,190)
Deferred stock compensation adjustment	—	—	(24,881,919)	—	24,881,919	—	—
Share-based compensation	—	—	23,506,847	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	—	(5,153,986)	—	—	—	(5,153,986)
Net loss	—	—	—	—	—	(44,109,078)	(44,109,078)	$(44,109,078)
Foreign currency translation adjustments	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized gain on investments	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

Exercise of stock options	126,455,749	50,582	3,988,549	—	—	—	4,039,131
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	—	(21,500)
Share-based compensation	—	—	20,643,341	—	—	—	20,643,341
Net loss	—	—	—	—	—	(19,468,147)	(19,468,147)	$(19,468,147)
Foreign currency translation adjustments	—	—	—	(93,721)	—	—	(93,721)	(93,721)

Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$—	$(308,278,637)	$3,012,519,022	$(19,561,868)

Exercise of stock options	69,770,815	27,908	768,361	—	—	—	796,269
Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	—	165,100,000
Share-based compensation	—	—	11,617,572	—	—	—	11,617,572
Net loss	—	—	—	—	—	(440,231,120)	(440,231,120)	$(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	—	(437,242)	(437,242)

Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$—	$(748,509,757)	$2,749,364,501	$(440,668,362)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2008	2007	2006

Operating activities:
Net Loss	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest	7,850,880	(2,856,258)	18,803
Deferred taxes	11,035,809	(31,234,415)	(25,075,987)
Income from sale of equipment and other fixed assets	(2,877,175)	(28,651,446)	(43,121,929)
Depreciation and amortization	761,808,822	706,277,464	919,616,493
Non-cash interest expense on promissory note and long-term payable relating to license agreements	6,915,567	4,762,343	5,702,607
Amortization of acquired intangible assets	32,191,440	27,070,616	24,393,561
Share-based compensation	11,617,572	20,643,341	23,506,847
Loss from equity investment	444,211	4,012,665	4,201,247
Impairment loss of long-lived assets	106,740,667	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	99,015,958	(46,202,677)	(10,851,061)
Inventories	76,672,897	26,869,187	(83,941,316)
Prepaid expense and other current assets	(23,968,264)	(9,339,779)	(8,926,442)
Accounts payable	(76,827,049)	19,852,824	24,705,615
Accrued expenses and other current liabilities	(7,487)	2,982,369	(14,722,249)
Income tax payable	(600,624)	1,080,213	72,417
Other long term liabilities	—	(3,333,333)	3,333,333

Net cash provided by operating activities	569,782,104	672,464,967	769,648,875

Investing activities:
Purchase of plant and equipment	(669,054,599)	(717,170,957)	(882,580,833)
Proceeds from government grant to purchase plant and equipment	4,181,922	—	2,208,758
Proceeds from sale of equipment	2,319,597	98,128,041	4,044,702
Proceeds received from sale of assets held for sale	563,008	16,476,045	12,716,742
Purchase of acquired intangible assets	(79,277,586)	(90,090,114)	(9,573,524)
Acquisition of minority interest	—	(1,000,000)	—
Purchase of short-term investments	(291,007,766)	(135,241,799)	(135,058,817)
Sale of short-term investments	278,717,347	185,554,532	90,873,820
Change in restricted cash	(6,254,813)	—	—
Purchase of equity investment	(1,900,000)	—	—

Net cash used in investing activities	(761,712,890)	(643,344,252)	(917,369,152)

	Year ended December 31,
	2008	2007	2006

Financing activities:
Proceeds from short-term borrowings	422,575,386	201,658,000	255,003,999
Repayment of short-term borrowings	(328,317,613)	(165,658,000)	(449,485,081)
Proceeds from long-term debt	285,929,954	262,247,672	785,344,546
Repayment of long-term debt	(345,770,415)	(195,628,015)	(635,613,638)
Repayment of promissory note	(30,000,000)	(30,000,000)	(30,000,000)
Payment of loan initiation fee	—	—	(3,596,938)
Proceeds from exercise of employee stock options	796,269	4,039,131	3,965,308
Proceeds from issuance of ordinary shares	168,100,000	—	—
Repurchase of restricted ordinary shares	—	(21,500)	(58,190)

Net cash provided by (used in) financing activities	173,313,581	76,637,288	(74,439,994)

Effect of exchange rate changes	(437,239)	(93,721)	(16,885)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,054,444)	105,664,282	(222,177,156)
CASH AND CASH EQUIVALENTS, beginning of year	469,284,013	363,619,731	585,796,887

CASH AND CASH EQUIVALENTS, end of year	$450,229,569	$469,284,013	$363,619,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$15,997,808	$435,109	$164,409

Interest paid	$54,423,059	$45,322,891	$46,808,533

SUPPLEMENTAL DISCLOSURES OF INVESTING AND FINANCING ACTIVITIES

Accounts payable for plant and equipment	$(99,592,362)	$(138,839,513)	$(165,828,795)

Long-term payable for acquired intangible assets	$(18,169,006)	$(62,833,433)	$(16,992,950)

Receivables for sales of manufacturing equipment	$23,137,764	$17,321,000	$70,544,560

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2008, the Company operates primarily through the following subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Better Way Enterprises Limited	Samoa	100%	Provision of marketing
(“Better Way”)	April 5, 2000		related activities

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Shanghai)	December 21, 2000		of semiconductor products
Corporation (“SMIS”)*#

SMIC, Americas	United States of America	100%	Provision of marketing
	June 22, 2001		related activities

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Beijing) Corporation (“SMIB”)*#	July 25, 2002		of semiconductor products

SMIC Japan Corporation*	Japan	100%	Provision of marketing
	October 8, 2002		related activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing
	July 3, 2003		related activities

SMIC Commercial (Shanghai)	PRC	100%	Operation of a
Limited Company (formerly SMIC	September 30, 2003		convenience store
Consulting Corporation)*#

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Tianjin) Corporation	November 3, 2003		of semiconductor products
(“SMIT”)*#

Semiconductor Manufacturing	Cayman Islands	57.3%	Investment holding
International (AT) Corporation (“AT”)*	July 26, 2004

Semiconductor Manufacturing	PRC	57.3%	Manufacturing and trading
International (Chengdu)	December 28, 2004		of semiconductor products
Corporation (“SMICD”)*#

SMIC Energy Technology	PRC	100%	Manufacturing and trading
(Shanghai) Corporation	September 9, 2005		Of solar cell related
(“Energy Science”)*#			semiconductor products

1.	Organization and Principal Activities (CONTINUED)

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

SMIC Development (Chengdu)	PRC	100%	Construction, operation,
Corporation*#	December 29, 2005		and management of SMICD’s
			living quarter, schools, and supermarket

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing International	British Virgin Islands	100%	Investment holding
(BVI) Corporation	April 26, 2007

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company Limited	Hong Kong	100%	Investment holding
	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and
International (Shenzhen) Corporation*#	March 20, 2008		trading of semiconductor products

#	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”), excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

*	For identification purposes only
In addition to the above, the Company has a number of wholly-owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.
Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks.

2.	Summary of Significant Accounting Policies
(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment of long-lived assets, accruals for sales adjustments, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash

Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

2.	Summary of Significant Accounting Policies (CONTINUED)
(f)	Investments

Short-term investments consist primarily of debt instruments and mutual funds are classified either as held-to-maturity, available-for-sale or trading securities.

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair market value. Unrealized gains and losses are recorded as part of accumulated other comprehensive income (loss). The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity method investments only include non-marketable investments.

Available-for-sale and non-marketable equity investments are evaluated for impairment when the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and /or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

2.	Summary of Significant Accounting Policies (CONTINUED)
(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other current assets and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads costs that were incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2008, 2007 and 2006, inventory was written down by $40,818,979, $22,676,608 and $16,106,471, respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the terms of the agreements, which range from 50 to 70 years.

2.	Summary of Significant Accounting Policies (CONTINUED)
(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5-7 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. See Note 2(n). Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.

2.	Summary of Significant Accounting Policies (CONTINUED)
(l)	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

2.	Summary of Significant Accounting Policies (CONTINUED)
(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2008	2007	2006

Total actual interest expense	$70,735,520	$72,686,950	$78,120,699
Less: Government subsidy	9,308,764	27,083,604	22,396,613
Less: Capitalized interest	10,659,798	7,667,220	4,798,002

Net interest expense	$50,766,958	$37,936,126	$50,926,084

(o)	Government subsidies
The Company received the following types of government subsidies:
(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies in cash of $9,308,764, $27,083,604 and $22,396,613 in 2008, 2007 and 2006, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

(2)	Government awards

The Company received government awards of $56,967,187, $5,058,722 and $11,886,551 in the form of reimbursement of certain expenses in 2008, 2007 and 2006, respectively. These awards were recorded as reductions of related expenses, primarily research and development.

2.	Summary of Significant Accounting Policies (CONTINUED)
(o)	Government subsidies (continued)
(3)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

As of December 31, 2008, the Company received $7,324,792, of which $4,181,922 has been used to offset the cost of construction in progress. The unused balance of $3,142,870 is recorded in restricted cash.

In 2006, the Company received a government subsidy of $2,208,758 as a reimbursement of land use right payment, which has been used to offset the cost of the land use rights.
(p)	Research and development costs

Research and development costs are expensed as incurred and reported net of related government subsidies.
(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of these facilities such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).

2.	Summary of Significant Accounting Policies (CONTINUED)
(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).

2.	Summary of Significant Accounting Policies (CONTINUED)
(u)	Fair value of financial instruments

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS 157) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has deferred its implementation of the provisions of SFAS No. 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”(FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our consolidated financial statements or the fair values of our financial assets and liabilities.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. See Note 4, “Fair Value”, for further details.

On January 1, 2008, the Company adopted SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value using an instrument-by-instrument election. The Company does not elect to use the fair value option and therefore, the adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position or result of operations.

2.	Summary of Significant Accounting Policies (CONTINUED)
(v)	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s total actual share-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $11,617,572, $20,643,341 and $23,506,847, respectively.
(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Company does not have any derivative instruments that qualify for hedge accounting.

(x)	Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

2.	Summary of Significant Accounting Policies (CONTINUED)
(x)	Recently issued accounting standards (continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities on January 1, 2009.

In April, 2008, the FASB issued FSP. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.

In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 will not have a material impact on our consolidated financial condition or results of operations.

2.	Summary of Significant Accounting Policies (CONTINUED)
(y)	Loss per share

Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

3.	Change in Accounting Estimate in 2007

Prior to January 2007, all manufacturing machinery and equipment were depreciated over estimated useful lives of 5 years. From January 1, 2007 onward, the Company re-evaluated the periods over which the equipment is available to use and extended the estimated useful lives of the manufacturing machinery and equipment based on historical usage experience and industry practices. The useful lives of the manufacturing machinery and equipment used in the wafer manufacturing processing were changed from 5 years to a 5 to 7 year range. The change in accounting estimate resulted in lower depreciation expense of $248,218,139 for the year ended December 31, 2007.

4.	Fair Value

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.
Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2008 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

4.	Fair Value (CONTINUED)
Financial Instruments Measured at Fair Value on a Recurring Basis

Financial instruments measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

Liabilities:
Forward foreign exchange contracts	$—	$3,510,305	$—	$3,510,305
Cross-currency interest swap contracts	—	360,089	—	360,089

Derivative liabilities measured at fair value	$—	$3,870,394	$—	$3,870,394

The derivatives were priced by models that use readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency.

Financial Instruments not Recorded at Fair Value

The Company discloses the fair value of financial instruments that are not carried at fair value in accordance with SFAS 107, “Disclosure of Fair Value of Financial Instruments”. Financial instruments include cash and cash equivalents, restricted cash, held-to-maturity investments, equity and cost method investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables, other current assets and receivables for sale of manufacturing equipment. The fair values of cash and cash equivalents, restricted cash and short-term borrowings approximate their carrying values due to their short-term maturities. The fair value of long-term promissory notes and payables relating to license agreements was approximately $42,253,031 which was calculated based on current interest rates over the remaining payment terms. The fair value of long-term debt approximates its carrying value due to variable interest rates that approximate market rates. The fair value of cost method investment could not be practically estimated due to its non-marketability.

5.	Short-term Investments
As of December 31, 2008 and 2007, the Company has the following held-to-maturity security, respectively:

	Debt instruments maturing in one year
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair value

December 31, 2008	$19,928,289	$—	$—	$19,928,289

December 31, 2007	$7,637,870	$—	$—	$7,637,870

As of December 31, 2006, the Company has available-for-sale security as follows:

December 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value

Mutual fund	$52,866,825	$—	$—	$52,866,825

As of December 31, 2006, the Company held certain trading securities with cost of $5,000,000 and fair value of $5,083,778.

6.	Derivative Financial Instruments
The Company has the following notional amount of derivative instruments:

	December 31
	2008	2007	2006

Forward foreign exchange contracts	$220,687,295	$404,103	$35,660,177
Interest rate swap contracts	—	—	250,000,000
Cross-currency interest rate swap contracts	36,731,630	51,057,531	15,947,874

	$257,418,925	$51,461,634	$301,608,051

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents

As of December 31, 2008
European Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004

		$220,687,295

As of December 31, 2007
Renminbi	2,950,400	$404,103

As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

6.	Derivative Financial Instruments (CONTINUED)

In 2007 and 2006, the Company entered into various cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreements did not qualify for hedge accounting. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents

As of December 31, 2008
Euro	25,922,110	$36,731,630

As of December 31, 2007
Euro	34,624,665	$51,057,531

As of December 31, 2006
Euro	12,098,220	$15,947,874

In 2006, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The interest rate swap contracts did not qualify for hedge accounting. In 2006, gains or losses on the interest rate swap contracts of $(5,641,467) were recognized in interest expense, respectively. As of December 31, 2006, the Company had outstanding interest rate swap contracts with notional amounts of $250,000,000.

The fair values of each derivative instrument are as follows:

	December 31
	2008	2007	2006

Forward foreign exchange contracts	$(3,510,305)	$530,354	$(2,694,415)
Interest rate swap contracts	—	—	(5,641,467)
Cross-currency interest rate swap contracts	(360,089)	1,003,275	323,630

	$(3,870,394)	$1,533,629	$(8,012,252)

As of December 31, 2008, 2007 and 2006, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, prepaid expense and other current assets, and accrued expenses and other current liabilities, respectively, with the change in fair value of forward foreign exchange contracts recorded in other income (expense) and the change in fair value of interest rate swap contract and cross currency interest rate swap contracts recorded in interest expense.

7.	Accounts Receivable, Net of Allowances
The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2008	2007	2006

Current	$108,109,977	$249,489,644	$213,539,198
Overdue:
Within 30 days	18,211,498	39,131,577	31,611,729
Between 31 to 60 days	6,073,500	6,107,866	5,879,705
Over 60 days	66,976,719	3,658,565	1,154,343

	$199,371,694	$298,387,652	$252,184,975

Allowance for doubtful accounts	$(5,680,658)	$(4,492,090)	$(4,048,845)

The change in the allowance for doubtful accounts is as follows:

	2008	2007	2006

Balance, beginning of year	$4,492,090	$4,048,845	$1,091,340
Provision recorded during the year	1,301,556	486,920	2,957,505
Write-offs in the year	(112,988)	(43,675)	—

Balance, end of year	$5,680,658	$4,492,090	$4,048,845

8.	Inventories

	2008	2007	2006

Raw materials	$76,299,347	$83,645,656	$89,431,781
Work in progress	53,674,794	139,959,481	150,506,509
Finished goods	41,662,727	24,704,628	35,240,662

	$171,636,868	$248,309,765	$275,178,952

9.	Assets Held For Sale
Assets held for sale represent residential real estate that the Company has constructed for its employees.

In 2008, the Company sold residential real estate units with a carrying value of $1,594,508 for $2,283,375, which resulted in a gain on sale of $688,867. The Company reclassified the remaining unsold real estate units of $1,529,057 to land use rights and plant and equipment.

In 2007, the Company sold residential real estate units with a carrying value of $8,402,962 for $12,599,790, which resulted in a gain on sale of $4,196,828. Meanwhile, the Company reclassified the remaining unsold real estate units of $1,017,767 of 2007 to land use rights and plant and equipment. In addition, the Company decided to offer employees another 42 residential real estate units, and classified the $3,123,567 carrying value as assets held for sale, among which, none have been sold out up to December 31, 2007.

In 2006, the Company offered to sell employees 381 residential real estate units, and classified the $17,097,675 carrying value as assets held for sale. The Company sold residential real estate units with a carrying value of $7,676,946 for $8,934,560, which resulted in a gain on sale of $1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was $9,420,729, representing 213 residential real estate units.

10.	Land Use Rights, Net

	2008	2007	2006

Land use rights (50-70 years)	$80,079,885	$62,410,846	$42,485,856
Less: accumulated amortization	(5,786,601)	(4,858,855)	(4,162,523)

	$74,293,284	$57,551,991	$38,323,333

11.	Plant and Equipment, Net

	2008	2007	2006

Buildings	$292,572,075	$283,153,927	$269,721,109
Facility, machinery and equipment	540,021,636	470,434,074	435,112,058
Manufacturing machinery and equipment	5,467,846,683	5,035,366,468	4,539,566,491
Furniture and office equipment	76,210,542	67,835,774	61,979,029
Transportation equipment	1,768,949	1,750,734	1,666,185

	6,378,419,885	5,858,540,977	5,308,044,872
Less: accumulated depreciation and impairment	(3,763,083,884)	(2,930,088,762)	(2,314,667,455)
Construction in progress	348,049,839	274,505,450	251,023,405

	$2,963,385,840	$3,202,957,665	$3,244,400,822

The Company recorded depreciation expense of $760,881,076, $705,391,171 and $919,038,915 for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, the Company sold equipment with a carrying value of $5,948,053 for $8,136,361, which resulted in a gain on sale of $2,188,308. In 2007, the Company sold equipment with a carrying value of $26,920,427 for $51,375,045, which resulted in a gain on sale of $24,454,618. In 2006, the Company sold equipment with a carrying value of $26,554,170 for $68,418,485, which resulted in a gain on sale of $41,864,315.

12.	Impairment of plant and equipment

In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

13.	Acquired Intangible Assets, Net

	2008	2007	2006

Technology, Licenses and Patents

Cost:	$323,457,444	$322,435,363	$134,862,112
Accumulated Amortization and Impairment	(123,398,338)	(90,240,231)	(63,169,614)

Acquired intangible assets, net	$200,059,106	$232,195,132	$71,692,498

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $1,022,081, $187,573,251 and $15,418,322 in 2008, 2007 and 2006, respectively.

In 2008, the Company recorded an impairment loss of $966,667 for licenses related to DRAM products that are no longer in use.

The Company recorded amortization expense of $32,191,440, $27,070,617 and $24,393,561 in 2008, 2007 and 2006 respectively. The Company will record amortization expenses related to the acquired intangible assets of $37,634,121, $28,557,689, $24,479,980, $18,858,581 and $17,130,688 for 2009, 2010, 2011, 2012 and 2013, respectively.

14.	Equity Investment

	December 31, 2008
	Carrying	%of
	Amount	Ownership

Equity method investment
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$9,162,766	30.0
Cost method investments	$2,189,420	Less than 20.0

	$11,352,186

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing 30% equity ownership. In 2008, 2007 and 2006, the Company recorded $444,211, $4,012,665 and $4,201,247, respectively, as its share of the net loss of the equity investment.

15.	Accounts Payable
An aging analysis of the accounts payable is as follows:

	2008	2007	2006

Current	$126,149,360	$223,527,856	$238,864,239
Overdue:
Within 30 days	26,524,678	46,571,502	43,364,820
Between 31 to 60 days	9,510,883	10,226,533	9,594,873
Over 60 days	23,733,618	21,666,848	17,305,267

	$185,918,539	$301,992,739	$309,129,199

16.	Promissory Note

In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 28. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000, $30,000,000 and $30,000,000 in 2008, 2007 and 2006, respectively. The outstanding promissory notes are as follows:

	December 31, 2008
Maturity	Face value	Discounted value

2009	$30,000,000	$29,242,001
2010	25,000,000	23,589,958

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$25,000,000	$23,589,958

In 2008, 2007 and 2006, the Company recorded interest expense of $2,532,795, $3,455,506 and $4,347,221, respectively, relating to the amortization of the discount.

17.	Indebtedness
Short-term and long-term debts are as follows:

	2008	2007	2006

Short-term borrowings from commercial banks (a)	$201,257,773	$107,000,000	$71,000,000

Long-term debt by contracts (b):
Shanghai new USD syndicate loan	$266,050,000	$393,910,000	$274,420,000
Beijing USD syndicate loan	300,060,000	500,020,000	600,000,000
EUR syndicate loan	72,037,070	51,057,531	15,947,873
Tianjin USD syndicate loan	259,000,000	12,000,000	—

	$897,147,070	$956,987,531	$890,367,873

Long-term debt by repayment schedule:
2009	$360,628,789
2010	305,568,789
2011	135,482,995
2012	95,466,497

	897,147,070

Less: current maturities of long-term debt	360,628,789

Non-current maturities of long-term debt	$536,518,281

(a)	Short-term borrowings from commercial banks

As of December 31, 2008, the Company had ten short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 1.88% to 8.75% in 2008.

As of December 31, 2007, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 5.37% to 6.44% in 2007.

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down $71 million under these credit agreements and $403 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2006 was $8,471,823, of which $1,019,903 was capitalized as additions to assets under construction. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

17.	Indebtedness (CONTINUED)
(b)	Long-term debt
Shanghai USD syndicate loan

In June, 2006, SMIS entered into the Shanghai USD syndicate loan with the aggregate principal amount of $600,000,000, with a consortium of international and PRC banks. Of this principal amount, $393,000,000 was used to repay the principal amount outstanding under SMIS’s previous USD syndicate loans. The remaining principal amount was available to be used to finance future expansion and general corporate requirements of SMIS. As of December 31, 2007 and 2006, SMIS had drawn down $600,000,000 and $393,000,000 from this facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. In 2008, 2007 and 2006, SMIS had repaid $127,860,000, $87,510,000 and $118,580,000, respectively, according to the repayment schedule. As of December 31, 2008 and 2007 and 2006, the outstanding balance of this borrowing was $266,050,000, $393,910,000 and $274,420,000, respectively. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2008, 2007 and 2006 was $16,979,883, $17,260,814 and $13,522,886, respectively, of which $5,358,081, $3,308,444 and $1,624,224 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment with an original cost of $1,871 million as of December 31, 2008.

The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIS has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

Beijing USD syndicate loan

In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2008, 2007 and 2006, the outstanding balance was $300,060,000, $500,020,000 and $600,000,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2008 and 2007, SMIB had repaid $199,960,000 and $99,980,000, respectively, according to the repayment schedule. In 2008, the interest rate on the loan ranged from 3.46% to 6.38%. The interest expense incurred in 2008, 2007 and 2006 was $25,599,360, $42,183,106 and $28,525,628, of which $1,599,175, $2,342,794 and $450,516 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of $1,047 million as of December 31, 2008.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

17.	Indebtedness (CONTINUED)
(b)	Long-term debt (CONTINUED)
EUR loan

On December 15, 2005, the Company entered into the EUR loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006.

In 2008, 2007 and 2006, SMIS and SMIT had drawn down EUR 28,475,000 ($38,929,954), EUR 28,390,000 ($41,863,894) and EUR 15,122,775 ($19,934,841), respectively. SMIS and SMIT repaid an aggregated amount of EUR12,261,930 ($17,950,415), EUR 5,863,555 ($8,173,357) and EUR 3,024,555 ($3,986,968) in 2008, 2007 and 2006, respectively. As of December 31, 2008, 2007 and 2006, the outstanding balance is EUR 50,837,735 ($72,037,070), EUR 34,624,665 ($51,057,531) and EUR 12,098,220 ($15,947,873). In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expense incurred in 2008, 2007 and 2006 was $2,682,195, $996,706 and $279,908, respectively, of which $810,495, $82,036 and $65,072 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $21.8 million for SMIT and $114.5 million for SMIS as of December 31, 2008.
Tianjin USD syndicate loan

On May 31, 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. In 2008 and 2007, SMIT drew down $247,000,000 and $12,000,000 of the facility amount, respectively. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expense incurred in 2008 and 2007 was $9,147,490 and $285,253, respectively, of which $1,788,712 and $24,344 was capitalized as additions to assets under construction in 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $627.4 million as of December 31, 2008.

The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

18.	Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2008 are as follows:

	December 31, 2008
Maturity	Face value	Discounted value

2009	$50,133,334	$49,203,521
2010	14,766,666	13,614,440
2011	5,200,000	4,554,566

	70,100,000	67,372,527
Less: Current portion of long-term payables	50,133,334	49,203,521

Long-term portion of long-term payables	$19,966,666	$18,169,006

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.
The current portion of other long-term payables is recorded in accrued expenses and other current liabilities.
In 2008, 2007 and 2006, the Company recorded interest expense of $4,382,772, $1,511,880 and $1,355,386 relating to the amortization of the discount.
19.	Income Taxes
The Company is a tax exempted company incorporated in the Cayman Islands.
In 2008, the Company recorded withholding income tax expense of $15,400,000 for license income generated from its PRC subsidiaries.
Subsidiaries in PRC

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various relevant income tax laws, regulations and policies (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”) which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may continue to be enjoyed until the end of the holiday. Tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

19.	Income Taxes (CONTINUED)

According to Guofa (2007) No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”) issued on December 26, 2007, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied of rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

On February 22, 2008, the PRC government promulgated Caishui (2008) No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No.1”). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

The detailed tax status of SMIC’s PRC entities is elaborated as follows:
1)	SMIS

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15% . According to Circular Guofa (2000) No. 18 – New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS completed its first profit-making year.

In accordance with the New EIT Law and Caishui No.1, SMIS is eligible to continue enjoying 15% income tax rate and its tax holiday through its expiry in 2013.
2)	SMIB and SMIT

In accordance with the Circular 18 and Caishui No.1, SMIB and SMIT are currently entitled to the preferential tax rate of 15% and will be entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2008 and as a result the tax holiday has not yet taken effect.

3)	SMICD

Under the FEIT Laws, SMICD was qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. As of December 31, 2008, SMICD was still in a loss position. Pursuant to the New EIT Law, the tax holiday began in 2008 at the statutory tax rate of 25% despite the fact that SMICD had yet to be profitable. The applicable income tax rates for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and thereafter are 0%, 0%, 12.5% 12.5%, 12.5% and 25%, respectively.

4)	Energy Science

Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior years’ tax losses or 2008 in accordance with the New EIT Law. The tax holiday commenced in 2007 and would continue until 2011. The statutory tax rate is gradually transiting to 25% within a 5-year transition period starting from 2008. The applicable income tax rates for the year ended December 31, 2008, 2009, 2010, 2011 and thereafter are 0%, 10%, 11%, 12% and 25%, respectively.

19.	Income Taxes (CONTINUED)
Subsidiaries in other jurisdictions
The Company’s other subsidiaries are subject to the respective local country’s income tax laws, including those of Japan, the United States of America, Taiwan, Europe and Hong Kong. In 2008, 2007 and 2006, the Company’s US subsidiary had recorded current income tax expense of $223,812, $163,604 and $31,030, respectively. In 2008, 2007 and 2006, the Company’s European subsidiary had recorded current income tax expense of $128,010, $181,451 and $112,671, respectively. In 2008, 2007 and 2006, the Company recorded income tax expense of $405,000, $1,149,983 and $nil and income tax refund of $774,744, $nil, $nil for the service income generated in Japan. In 2008, 2007 and 2006, the Company had minimal taxable income in Hong Kong.
The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006

PRC
Current	$15,106	$19,602	$4,542
Adjustments on deferred tax assets and liabilities for enacted changes in tax rate	20,542,716	(20,542,716)	—
Deferred	(9,506,907)	(10,691,699)	(25,075,987)

Other jurisdictions
Current	15,382,078	1,495,038	143,701
Deferred	—	—	—

	$26,432,993	$(29,719,775)	$(24,927,744)

19.	Income Taxes (CONTINUED)
The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006

PRC	$(291,664,135)	$51,906,337	$46,806,662
Other jurisdictions	(113,838,901)	(99,937,852)	(116,777,420)

	$(405,503,036)	$(48,031,515)	$(69,970,758)

Details of deferred tax assets and liabilities are as follows:

	2008	2007	2006

Deferred tax assets:
Allowances and reserves	$4,732,017	$—	$1,962,410
Start-up costs	929,991	53,698	958,105
Net operating loss carry forwards	55,476,943	—	5,201,545
Unrealized exchange loss	33,228	—	47,860
Depreciation of fixed assets	59,224,163	75,886,896	33,715,867
Subsidy on long lived assets	479,817	479,817	295,654
Accrued sales return	603,274	—	137,719

Total deferred tax assets	121,479,433	76,420,411	42,319,160
Valuation allowance	(75,792,963)	(19,505,239)	(17,032,260)

Net deferred tax assets – non-current	$45,686,470	$56,915,172	$25,286,900
Deferred tax liability:
Capitalized interest	(411,877)	(604,770)	(210,913)

19.	Income Taxes (CONTINUED)
As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book basis of certain assets was created. Under SFAS 109 “Accounting for Income Taxes”, the Company recognized a valuation allowance of $20.3 million, $19.5 million and $8.4 million to reduce the deferred tax asset of $59.2 million, $75.9 million and $33.7 million to an amount that is more-likely-than-not to be realized as of December 31, 2008, 2007 and 2006, respectively. Accordingly, income tax expense of $17.5 million and income tax benefits of $31.1 million and $25.3 million were recorded in 2008, 2007 and 2006, respectively. The deferred tax asset recognized relates specially to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast.
As of December 31, 2008, the Company’s Beijing, Tianjin and Chengdu subsidiaries had net operating loss carry forward of $917.1 million, of which $117.8 million, $174.9 million, $271.8 million and $352.6 million will expire in 2011, 2012, 2013 and 2014, respectively.
Under the New EIT Law, profits earned subsequent to January 1, 2008 from a foreign invested enterprise that are distributed to a non-resident enterprise outside of China, will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. However, under Guoshuihan (2009) No. 81, a transaction or arrangement entered into for the primary purpose of being qualified for a preferential tax rate on dividends under a tax agreement would not be a valid reason for qualifying for such preferential treatment. Where a taxpayer inappropriately enjoyed the tax agreement treatment due to such a transaction or arrangement, the competent tax authorities are empowered to make appropriate adjustments that they deem appropriate.
Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of China should be treated as residents for EIT Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for the year ended December 31, 2008, the impact would adversely affect our results of operation.

19.	Income Taxes (CONTINUED)
Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and minority interest as follows:

	2008	2007	2006

Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses (credit) not deductible for tax purpose	(1.8%)	(0.9%)	3.1%
Effect of tax holiday and tax concession	0.0%	48.7%	25.0%
Expense (credit) to be recognized in future periods	8.2%	(19.2%)	29.3%
Changes in valuation allowances	(15.6%)	9.3%	(11.9%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(7.2%)	(33.8%)	(24.9%)
Changes of tax rate	(5.1%)	42.8%

Effective tax rate	(6.5%)	61.9%	35.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2008	2007	2006

The aggregate dollar effect	$10,572	$23,415,370	$17,472,283

Per share effect- basic and diluted	$0.00	$0.00	$0.00
The Company adopted FIN 48 on January 1, 2007. The Company made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on its technical merits. FIN 48 did not have any impact on the Company total liabilities or stockholders’ equity as of January 1, 2007. The Company has no material uncertain tax positions as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

20.	Minority interest
In 2004, the Company incorporated AT and SMICD, a wholly-owned subsidiary of AT.
In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million preference shares with $1 million from a minority stockholder, and equity interest of the minority stockholders in AT decreased to 42.7% as of December 31, 2007. No share transaction occurred in 2008.
At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2008, 38 million preferred shares are outstanding to minority interest holders and will be redeemable beginning January 1, 2009. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a non-controlling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as a minority interest expense in the consolidated statements of operations.
21.	Capital stock
In November 2008, the Company issued 3,699,094,300 ordinary shares to a stockholder at HK$0.36 per share and received consideration of $165,100,000, net of issuance costs of approximately $3,000,000.

22.	Share-based Compensation
Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the Company’s IPO in March 2004, the Company issued stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004, Option Plan options are granted at the fair market value of the Company’s ordinary shares, and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2008, options to purchase 786,071,676 ordinary shares were outstanding, and options to purchase 530,428,324 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value, expire 10 years from the date of grant and vest over a requisite service period of four years. Following the IPO, the Company no longer issues stock options under the 2001 Option Plan. As of December 31, 2008, options to purchase 338,084,318 ordinary shares were outstanding.

22.	Share-based Compensation (CONTINUED)
Stock options (Contiued)

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining	Aggregated
	Number	average	Contractual	Intrinsic
	of options	exercise price	Term	Value

Options outstanding at January 1, 2008	1,042,398,482	$0.14
Granted	248,840,090	$0.05
Exercised	(22,730,522)	$0.03
Forfeited or cancelled	(144,352,056)	$0.13

Options outstanding at December 31, 2008	1,124,155,994	$0.12	6.79 years	$34,499,475

Vested or expected to vest at December 31, 2008	1,080,819,321	$0.12	6.87 years	$30,288,832

Exercisable at December 31, 2008	491,098,679	$0.13	4.89 years	$28,604,914

The total intrinsic value of options exercised in the year ended December 31, 2008, 2007 and 2006 was $1,434,758, $5,679,680 and $5,240,221, respectively.
Certain options were granted to non-employees that resulted in a share-based compensation expense of $374,967, $665,787 and $584,283 in 2008, 2007 and 2006, respectively.
The weighted-average grant-date fair value of options granted during the year 2008, 2007 and 2006 was $0.05, $0.04 and $0.05, respectively.
The fair value of each option and share grant is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The Company uses historical data to estimate option exercise and employee termination within the pricing formula. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company with the time period commensurate with the expected time of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2008	2007	2006

Average risk-free rate of return	2.13%	3.98%	4.72%
Expected term	1-4 years	1-4 years	2-4 years
Volatility rate	46.82%	35.28%	32.69%
Expected dividend yield	—	—	—

22.	Share-based Compensation (CONTINUED)
Restricted share units (RSU)
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units (“RSU”) and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its IPO, which were 455,409,330 ordinary shares. As of December 31, 2008, 95,620,762 RSU were outstanding and 200,948,509 ordinary shares were available for future grant. The RSU vest over a requisite service period of 4 years and expire 10 years from the date of grant. No stock appreciation rights have been issued. Any compensation expense is recognized on a straight-line basis over the vesting period.
A summary of RSU activity is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining	Aggregated
	Number of	Average	Contractual	Fair
	Share Units	Fair Value	Term	Value

Outstanding at January 1, 2008	119,442,808	$0.14
Granted	41,907,100	$0.08
Exercised	(49,953,525)	$0.13
Forfeited or cancelled	(15,775,621)	$0.13

Outstanding at December 31, 2008	95,620,762	$0.12	8.19 years	$11,970,507

Vested or expected to vest at December 31, 2008	29,485,303	$0.12	8.29 years	$4,047,455

Pursuant to the 2004 EIP, the Company granted 41,907,100, 40,519,720 and 16,058,864 RSU in 2008, 2007, and 2006, respectively. The fair value of the RSU at the date of grant was $3,313,114, $5,631,263 and $2,055,597 in 2008, 2007, and 2006, respectively. The Company recorded compensation expense of $5,644,789, $7,216,799 and $5,452,148 in 2008, 2007, and 2006, respectively.

22.	Share-based Compensation (CONTINUED)
Unrecognized compensation cost related to non-vested share-based compensation
As of December 31, 2008, there was $13,996,655 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.15 years.
As of December 31, 2008, 2007, and 2006 the Company had the following shares subject to repurchase:

	2008	2007	2006

Ordinary shares	—	90,000	16,498,871
23. Reconciliation of Basic and Diluted Loss per Share
The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2008	2007	2006

Net Loss	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)

Basic and diluted:
Weighted average ordinary shares outstanding	18,682,585,932	18,505,650,171	18,361,910,033
Less: Weighted average ordinary shares outstanding subject to repurchase	(41,066)	(3,709,682)	(27,411,110)

Weighted average shares used in computing basic and diluted income per share	18,682,544,866	18,501,940,489	18,334,498,923

On the basis of loss per share before cumulative effect of a change in accounting principle, basic and diluted	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of a change in accounting principle per share, basic and diluted	$—	$—	$0.00

Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.00)

Ordinary share equivalents of share options and restricted share units are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of share options and restricted share units are used to repurchase outstanding ordinary shares using the average fair value for the periods.

23.	Reconciliation of Basic and Diluted (Loss) Income per Share (CONTINUED)
As of December 31, 2008, 2007 and 2006, the Company had 189,478,507, 147,988,221 and 223,818,877, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. They include:

	December 31
	2008	2007	2006

Outstanding options to purchase ordinary shares	128,361,312	72,685,282	62,339,207
Outstanding unvested restricted share units to purchase ordinary shares	61,117,195	75,302,939	161,479,670

	189,478,507	147,988,221	223,818,877

24.	Transactions with Managed Government-Owned Foundries
The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which are government-owned foundries. Management service revenues under these arrangements for 2008, 2007 and 2006 were $33,000,000, $42,000,000 and $4,151,238, respectively.
In 2008, 2007 and 2006, the Company sold equipment with carrying value of $7,688, $19,530,909 and $19,411,553 to Cension for $175,300, $42,300,258 and $61,182,653, which resulted in gains on sale of $167,612, $22,769,349 and $41,771,099, respectively.
In 2008, the Company sold equipment with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599.
On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Approximately $160 million in 200mm wafer processing equipment purchased under the Agreement was held as collateral under the guarantee.
The Company is entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period prior to when the equipment was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, SMIC entered into an agreement with Cension to purchase approximately half of the Equipment from Cension for approximately $152 million. The equipment acquired by the Company will be used for the Company’s future expansion. The corporate guarantee was released after this purchase.

25.	Commitments
(a)	Purchase commitments
As of December 31, 2008 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2009.

Facility construction	$7,359,374
Machinery and equipment	52,235,105

$59,594,479

(b)	Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2008, 2007 and 2006, the Company incurred royalty expense of $18,867,409, $13,118,570 and $7,724,704, respectively, which was included in cost of sales.
The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2008, 2007 and 2006, the Company earned royalty income of $1,192,537, $1,428,603 and $1,384,137, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.
(c)	Operating lease as lessor
The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2008, 2007 and 2006 was $5,818,655, $6,937,107 and $6,142,692, respectively, and is recorded in other income in the statement of operations.
(d)	Operating lease as lessee
The Company has various operating leases including land use rights, under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2008 are as follows:

Year ending
2009	$6,055,605
2010	269,868
2011	202,580
2012	168,153
Thereafter	3,024,384

$9,720,590

The total operating lease expense recorded in 2008, 2007 and 2006 was $1,084,894, $643,621 and $410,193, respectively.

26.	Segment and Geographic Information
The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2008	2007	2006

Total sales:
United States	$767,966,660	$657,603,189	$602,506,213
Europe	92,572,683	328,710,235	440,327,872
Asia Pacific (Excluding Japan and Taiwan)	269,616,334	227,973,648	168,607,598
Taiwan	185,848,747	183,113,880	153,057,616
Japan	37,706,875	152,364,336	100,823,568

	$1,353,711,299	$1,549,765,288	$1,465,322,867

Revenue is attributed to countries based on headquarter of customer operations and is not related to the shipment destination.
Substantially all of the Company’s long-lived assets are located in the PRC.

27.	Significant Customers
The following table summarizes net revenue and receivable from customers which accounted for 10% or more of our net revenue, accounts receivable, other current assets or receivable for sale of manufacturing equipment:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2008	2007	2006	2008	2007	2006

A	22%	16%	17%	23%	14%	14%
B	14%	*	*	*	*	*
C	13%	*	*	*	*	*
D	*	18%	28%	*	15%	29%
E	*	*	*	*	13%	*
F	*	*	*	16%	*	*
G	*	*	*	18%	*	*

				Receivable for sale of
	Other current assets			manufacturing equipment
	December 31,			December 31,
	2008	2007	2006	2008	2007	2006

F	50%	29%	*	83%	100%	100%
G	*	*	*	17%	*	*

*	Less than 10%.

28.	Litigation
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 30, 2005, the Company and TSMC exchanged signature pages later attached to a settlement agreement. Terms were added to the agreement subsequent to the exchange of signatures. The identification of the exact terms of the agreement were determined at a preliminary trial in 2009, as described below under “Recent TSMC Legal Developments.” As found by the California Superior Court, SMIC and TSMC agreed, without admission of liability, to dismiss all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also were determined to include the following:
1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.
2)
TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3)
The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4)	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
1)	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;
2)	The settlement agreement required all parties to bear their own legal costs;

28.	Litigation (CONTINUED)
Accounting under the Settlement Agreement: (continued)
3)	There were no other damages associated with the Settlement Agreement;
4)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;
5)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified to the Company which trade secrets it claimed were being infringed upon by the Company;
6)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.
Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

28.	Litigation (CONTINUED)
Valuation of Deferred Cost:
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	existing third-party license agreements with SMIC;

b)	the analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	the analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

28.	Litigation (CONTINUED)
Recent TSMC Legal Developments: (continued)
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.
On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 µm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

28.	Litigation (CONTINUED)
Recent TSMC Legal Developments: (continued)
During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Court’s ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. There are no further hearings scheduled by that Court and it is expected that the Court will issue a ruling based on the evidence presented to it.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.
29.	Retirement Benefit
The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% — 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% — 8% of their basic salary. The contribution of such an arrangement was approximately $11,039,680, $7,223,644 and $5,452,660 for the years ended December 31, 2008, 2007 and 2006, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

30.	Distribution of Profits
As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the Board of Directors.
The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were nil, $15,640,153 and $11,956,185 in 2008, 2007 and 2006, respectively.
31.	Components of loss (income) from operations

	2008	2007	2006

Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,584,925	$1,698,293	$1,577,928
Amortization of land use rights	927,746	886,293	577,578
Foreign currency exchange loss (gain)	(8,195,569)	3,117,962	3,939,745
Bad debt expense	1,301,556	486,920	2,957,505
Inventory write-down	17,766,628	6,570,137	2,297,773
Staff costs inclusive of directors’ remuneration	$190,942,366	$151,447,470	$108,742,094

32.	Directors’ Remuneration and Five Highest Paid Individuals
Directors
Details of emoluments paid by the Company to the directors of the Company in 2008, 2007 and 2006 are as follows:

							Zheng		Jiang
	Richard	Kawanishi	Wang	Hsu	Lip-Bu	Henry	Gang	Albert	Shang
	Chang	Tsuyoshi	Yang Yuan	Ta-Lin	Tan	Shaw	Wang	Y.C.	Zhou	Total

2008
Salaries and other benefits	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock option benefits	144,300	4,285	4,285	4,285	4,285	4,285	—	12,489	—	178,214

Total emoluments	362,698	4,285	4,285	4,285	4,285	4,285	—	12,489	—	396,612

2007
Salaries and other benefits	195,395	—	—	—	—	—	—	—	—	195,395
Stock option benefits	172,203	17,189	17,189	17,189	17,189	17,189	—	50,094	—	308,242

Total emoluments	367,598	17,189	17,189	17,189	17,189	17,189	—	50,094	—	503,637

2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	37,742	—	258,738

Total emoluments	$348,968	$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$451,465

The emoluments of the directors were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	directors	directors	directors

HK$nil to HK$1,000,000 ($128,620)	8	9	10
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	—	—
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	1	1
The Company granted nil, nil and 3,500,000 options to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, no stock options were exercised and 500,000 stock options were cancelled by the directors. The cancellation was due to the resignation of a director.

32.	Directors’ Remuneration and Five Highest Paid Individuals (CONTINUED)
Directors (continued)
The Company granted nil, nil and 500,000 restricted share units to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, 500,000 restricted share units automatically vested and no restricted share units were cancelled.
In 2008, 2007 and 2006, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In September 2006, two directors were each offered options to purchase 500,000 ordinary shares. Both directors declined the options.
Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2008, 2007 and 2006 are as follows:

	2008	2007	2006

Salaries and other benefits	$941,001	$586,065	$518,198
Bonus	—	237,969	233,662
Stock option benefits	232,296	283,125	268,528

Total emoluments	$1,173,297	$1,107,159	$1,020,388

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.
Their emoluments were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	individuals	individuals	individuals

HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	1	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	—	3
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	4	1
HK$2,500,001 ($321,550) to HK$4,500,000($578,790)	—	1	1
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	—

33.	Dividend
No dividend has been paid or declared by the Company in 2008, 2007 and 2006.
34.	Subsequent Events
On January 1, 2009, the minority interest holders of AT redeemed 8,000,000 Series A shares with a total redemption amount of $9,013,444.
35.	Differences Between US GAAP and International Financial Reporting Standards
The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.
(i)
In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value method for the years prior to January 1, 2006.

Under US GAAP, prior to the adoption of the SFAS 123(R) from January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation is measured at the grant date, based on the fair value of the award similar to IFRS 2. In addition, under SFAS 123(R) the Company was no longer required to record deferred sharebased compensation related to unvested share options in stockholder’s equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
(ii)
Under US GAAP, the Series A shares of AT are accounted as minority interest and presented as temporary equity. The Series A shares are accreted to their redemption value at each reporting date. The accretion of interest is presented as minority interest expense in the consolidated statements of operations.

Under IFRS, the Series A shares of AT contains both liability and conversion option components. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of AT’s ordinary shares is classified as an equity instrument.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The different between the gross proceeds from the issuance of the Series A shares and the fair value assigned to the liability components, presenting the conversion option for the holder to convert the loan notes into equity, is included in equity. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. The equity component, representing the option to convert the liability component into ordinary shares of AT, will remain in equity until the embedded option is exercised. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The value assigned to the conversion option of the Series A shares is considered to be insignificant at initial recognition. The accretion of interest to record the Series A shares at redemption value is recognized as interest expense.

(iii)
Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iv)
Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as operating leases and represent lease pre-payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
(v)
IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long- lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows were in excels of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow was less than the carrying value of those long-lived assts. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods when the long-lived assets are fully depreciating.

(vi)	Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2008	2007	2006

Net loss under US GAAP	$(440,231,120)	$(19,468,147)	$(44,109,078)

IFRS adjustments:
i) Reverse of cumulative effect of a change in accounting principle for share-based payment	—	—	(5,153,986)
ii) Accretion of interest on Series A Share	3,055,592	(2,856,258)	18,803
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Net loss under IFRS	$(326,767,993)	$(128,098,405)	$(49,244,261)

Net loss per share under IFRS	$(0.02)	$(0.01)	$(0.00)

Stockholders’ equity as reported under US GAAP	$2,749,364,501	$3,012,519,022	$3,007,419,918

ii) Presentation of minority interest	—	34,944,408	38,800,666
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Stockholders’ equity under IFRS	$2,753,998,036	$2,941,689,430	$3,046,220,584

Current liabilities as reported under US GAAP	$899,772,911	$930,190,120	$677,361,816
ii) Presentation of Series A shares	42,795,288	—	—

Under IFRS	$942,568,199	$930,190,120	$677,361,816

Land use rights, net — current portion as reported under US GAAP	$—	—	—
IFRS adjustment
iv) Current portion adjustment for land use right	1,442,730	1,054,777	712,521

Under IFRS	$1,442,730	$1,054,777	$712,521

Land use rights, net
As reported under US GAAP	$74,293,284	57,551,991	38,323,333
IFRS adjustments
iv) Current portion adjustment for land use right	(1,442,730)	(1,054,777)	(712,521)

Under IFRS	$72,850,554	$56,497,214	$37,610,812

Plant and equipment
As reported	$2,963,385,840	3,202,957,665	3,244,400,822
IFRS adjustments
v) Impairment of long lived assets	—	(105,774,000)	—
v) Depreciation of long lived assets	4,633,535	—	—

Under IFRS	$2,968,019,375	$3,097,183,665	$3,244,400,822

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)

	2008	2007	2006

Additional paid-in capital as reported under US GAAP	$3,489,382,267	$3,313,375,972	$3,288,765,465
IFRS adjustments
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i) Reverse of cumulative effect of a change in accounting principle	5,153,986	5,153,986	5,153,986
iii) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)

Under IFRS	$3,468,968,518	$3,292,962,223	$3,268,351,716

Accumulated deficit as reported under US GAAP	$(748,509,757)	$(308,278,637)	$(288,810,490)
IFRS adjustments
i) Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i) Reverse of cumulative effect of a change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	55,956,051
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Under IFRS	$(723,462,473)	$(393,638,888)	$(268,396,741)

Cost of sales as reported under US GAAP	$1,412,851,079	$1,397,037,881	$1,338,155,004
IFRS adjustments
v) Depreciation of long-lived assets	(4,633,535)	—	—

Under IFRS	$1,408,217,544	$1,397,037,881	$1,338,155,004

Operating expenses as reported under US GAAP	$317,797,068	$188,659,217	$141,037,963
IFRS adjustments
v) Impairment of long-lived assets	(105,774,000)	105,774,000	—

Under IFRS	$212,023,068	$294,433,217	$141,037,963

Interest expense as reported under US GAAP	$50,766,958	$37,936,126	$50,926,084
IFRS adjustments
ii) Accretion of interest on Series A shares	4,795,288	—	—

Under IFRS	$55,562,246	$37,936,126	$50,926,084

Loss before income tax as reported under US GAAP	$(405,503,036)	$(48,031,515)	$(69,970,758)
IFRS adjustments
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—
vi) Presentation of income (loss) from equity investment	(444,211)	(4,012,665)	(4,201,247)
ii) Accretion of interest on Series A shares	(4,795,288)	—	—

Under IFRS	$(300,335,000)	$(157,818,180)	$(74,172,005)

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2008, 2007 and 2006, and details of which are set out as below:
(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is Ô’more likely than not’’ that some portion or all of the deferred tax assets will be realized. “More likely than not’’ is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

(d)	Borrowing costs

IFRS and US GAAP require capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset was not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to the actual expenditure incurred.

35.	Differences Between US GAAP and International Financial Reporting Standards (CONTINUED)
(e)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•
how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.
Under US GAAP, research and development costs are expensed as incurred except for:
•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•
certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.
The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.
(f)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation
Date: June 19, 2009	By:	/s/ Richard R. Chang
		Name:	Richard R. Chang
		Title:	Chief Executive Officer